SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes☐     No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARAUCO AND CONSTITUTION PULP INC

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

September 30, 2005

Amounts in thousands of U.S. dollars, except as indicated

1.	VALUATION OF ASSETS AND LIABILITIES

The financial statements of Celulosa Arauco y Constitución S.A., a Chilean corporation (the “Company”) and its subsidiaries (the Company, together with its subsidiaries, “Arauco”) have been prepared on the basis of accounting principles generally accepted in Chile and specific guidelines issued by the Superintendencia de Valores y Seguros of Chile (the “Chilean Securities Commission”). In management’s opinion there is no material difference between the Company’s economic value and the valuation reflected in the Company’s financial statements.

2.	ANALYSIS OF FINANCIAL POSITION

a)	Analysis of the Balance Sheet

On January 1, 2002, the Company and its subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. began maintaining their accounting records and preparing their financial statements in U.S. dollars.

On January 1, 2003, the Company’s subsidiaries Forestal Arauco S.A., Forestal Celco S.A., Bosques Arauco S.A., Forestal Valdivia S.A., Forestal Cholguán S.A. and Arauco Internacional S.A. also began maintaining their accounting records and preparing their financial statements in U.S. dollars.

The principal components of assets and liabilities as of September 30, 2004 and 2005 are as follows:

	2004 ThU.S.$	2005 ThU.S.$
Assets
Current assets	1,478,907	1,463,782
Property, plant and equipment	4,548,324	5,206,390
Other assets	107,298	88,397

Total assets	6,134,529	6,758,569

	2004 ThU.S.$	2005 ThU.S.$
Liabilities and Shareholders’ Equity
Current liabilities	434,195	278,970
Long-term liabilities	1,860,966	2,379,639
Minority interest	6,495	12,082
Shareholders’ equity	3,832,873	4,087,878

Total liabilities and shareholders’ equity	6,134,529	6,758,569

Total assets increased by 10.1%, or U.S.$624 million, from September 30, 2004 to September 30, 2005. This increase is mainly attributable to an increase in property, plant and equipment.

Total liabilities increased by U.S.$363 million from September 30, 2004 to September 30, 2005. This increase is mainly attributable to an increase in net long-term bank borrowings of U.S.$79 million and an increase of U.S.$234 million in bonds.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

September 30, 2005

Amounts in thousands of U.S. dollars, except as indicated

a)	Analysis of the Balance Sheet, continued

The main financial and operating ratios are as follows:

	09/30/04	12/31/2004	09/30/2005
Liquidity ratios
Current ratio	3.41	3.29	5.25
Acid ratio	2.26	2.03	3.22

The increase in the current and acid ratios from 2004 to 2005 is primarily attributable to a decrease in current liabilities for payments related to the bond obligations’ short-term maturity.

The debt ratio was at 0.60 and 0.65 in September 30, 2004 and September 30, 2005, respectively.

	09/30/04	12/31/2004	09/30/2005
Debt indicators
Debt to equity ratio	0.60	0.57	0.65
Short-term debt to total debt	0.19	0.19	0.10
Long-term debt to total debt	0.81	0.81	0.90
Financial expenses covered	7.32	6.89	4.80

Current liabilities went from 19% of total liabilities at the end of September 30, 2004 to 10% of total liabilities at the end of September 30, 2005, due to the payment of the short-term bond debt.

The ratio of financial expenses covered decreased from 7.32 points to 4.80 points in 2005. The decrease is attributable to an increase in financial expenses in 2005 and a lower net income in 2005.

	09/30/04	12/31/2004	09/30/2005
Operational ratios
Inventory turnover	1.41	1.88	1.66
Inventory turnover (excluding forests)	2.46	3.41	2.84
Inventory permanence (days)	191.95	191.97	162.78
Inventory permanence (excluding forests)	109.66	105.52	95.22

The ratio of inventory turnover increased from 1.41 to 1.66 points. The increase is primarily attributable to an increase in sales volume in 2005 in relation to the previous period. For this reason, the inventory permanence ratio decreased in 2005.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

September 30, 2005

Amounts in thousands of U.S. dollars, except as indicated

2.	ANALYSIS OF FINANCIAL POSITION, continued

b)	Analysis of the Income Statement

The breakdown of operating income and costs is as follows:

	09/30/2004 ThU.S.$	12/31/2004 ThU.S.$	09/30/2005 ThU.S.$
Operating income
Pulp	728,770	1,006,382	750,055
Sawn timber, cut wood, plywood and fiber panels	708,651	986,322	882,406
Forestry products	62,474	61,685	67,893
Other	16,308	20,663	42,347

Total operating income	1,516,203	2,075,052	1,742,701

	09/30/2004 ThU.S.$	12/31/2004 ThU.S.$	09/30/2005 ThU.S.$
Operating costs
Timber	145,077	222,208	219,037
Forestry work	129,429	168,630	139,358
Depreciation	89,124	126,000	115,245
Other costs	270,911	367,021	383,667

Total operating costs	634,541	883,859	857,307

Analysis of Operating Income

Operating income includes net income of U.S.$531 million in 2005 compared to U.S.$615 million in 2004, a decrease of U.S.$84 million, primarily due to an increase in administration and sales expenses.

Analysis of Non-Operating Loss

There was a non-operating loss of U.S.$75 million during 2004, compared to a non-operating loss of U.S.$96 million in 2005. The change was primarily caused by financial expenses, which increased U.S.$29 million in 2005.

	09/30/2004	12/31/2004	09/30/2005
Profitability ratios
Equity yield	12.22	15.50	8.85
Asset performance ratio	7.50	9.78	5.44
Operating asset ratio	10.71	13.59	8.37
Income per share (U.S.$)	3.88	5.22	3.10
EBITDA *	722,660	981,155	672,173
Income after tax (ThU.S.$)	434,434	585,271	347,022

*	Income before income tax, interest, depreciation, amortization and extraordinary items.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

September 30, 2005

Amounts in thousands of U.S. dollars, except as indicated

3.	MARKET SITUATION

Pulp

The world market for pulp continues without major changes in its activity levels. However, moderate increases in sale prices are expected starting in October.

Arauco’s competition in pulp production is predominantly concentrated in Brazil, Canada, the United States and the Scandinavian countries.

Arauco has an approximately six percent market share in the global bleached pulp market.

Wood

The market for sawn timber has experienced a decrease in demand and a decrease in prices in Asia. In the United States, sales have remained stable, in part due to the aftermath of Hurricane Katrina. In the domestic market, however, sales have decreased, although prices have risen.

The price of remanufactured wood continues to be low and is expected to remain low for the rest of the year.

Panels

The market for panels in the United States continues to show a positive price tendency, with a rise in prices due to the recent hurricanes. In Europe, prices in euros remain stable. Demand has fallen in the domestic market.

Regarding MDF, sales prices remain within budget expectations.

Itata Project

The Itata project contemplated the construction of a mill, a panel plant, a cutting plant and a thermal plant for steam generation and electric production its first phase of construction, with an investment of U.S.$ 140 million. The first phase has developed as planned and began operations at the end of 2004. In its second phase, the project contemplates the construction of a pulp plant with a projected opening in mid-2006.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

September 30, 2005

Amounts in thousands of U.S. dollars, except as indicated

4.	ANALYSIS OF CASH FLOW

	09/30/2004 ThU.S.$	12/31/2004 ThU.S.$	09/30/2005 ThU.S.$
Operating cash flow	528,341	716,058	604,511
Cash flow from financing activities	(19,285)	(127,601)	97,975
Cash flow from investment activities	(478,187)	(787,841)	(639,840)

Net cash flow for the period	30,869	(199,384)	62,646

The increase in operating cash flow to U.S.$605 million in 2005 from U.S.$528 million in 2004 was due to an increase of trade accounts receivable partially offset by an increase in payments to suppliers and interest paid.

The net positive cash flow from financing activities of U.S.$98 million was due to a net increase in bond obligations in 2005.

The variation in cash flow from investment activities is largely due to the impact of an increase in investments in related companies in 2005, particularly the acquisition of the Brazilian company, L.D. Forest Products S.A.

5.	MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintains, as of September 30, 2005, a relation between fixed rate debts and total consolidated debt of approximately 75.5%, which it believes is consistent with the industry in which it operates. The Company does not engage in futures or other hedging transactions to hedge against variations in the selling prices of pulp and forest products because it believes that risks resulting from price variations are limited in large part because the Company maintains one of the lowest cost structures in the industry.

In response to economic risks resulting from interest rate variations, the Company has applied policies consistent with the general policies of the industries in which it operates.

As explained in note 2, the Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Both their assets and their liabilities are denominated in U.S. dollars, as are the majority of their revenues. As a result, their exposure to changes in the exchange rate has decreased significantly since January 1, 2002, when they began maintaining their accounting records and preparing their financial statements in U.S. dollars.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Balance Sheets

September 30, 2005

Amounts in thousands of U.S. dollars, except as indicated

	At September 30,
	2004 ThU.S.$	2005 ThU.S.$
ASSETS
CURRENT ASSETS :
Cash	16,189	14,895
Time deposits	136,704	29,756
Marketable securities (note 3)	400,338	358,459
Trade accounts receivable (note 4)	288,924	331,104
Notes receivable	6,161	6,533
Other receivables	28,645	47,871
Notes and accounts receivable from related parties (note 18)	3,358	3,101
Inventories (note 5)	466,736	526,568
Recoverable taxes	45,144	57,377
Prepaid expenses	31,676	39,354
Deferred tax assets (note 15)	1,882	3,890
Other current assets	53,150	44,874

Total current assets	1,478,907	1,463,782

PROPERTY, PLANT AND EQUIPMENT: (note 6)
Land	388,815	443,521
Forests	1,979,268	2,115,575
Buildings and other infrastructure	1,650,439	1,764,404
Machinery and equipment	1,784,227	1,872,315
Other	525,147	940,078
Technical revaluation	68,769	68,769
Less: Accumulated depreciation	(1,848,341)	(1,998,272)

Net property, plant and equipment	4,548,324	5,206,390

OTHER NON-CURRENT ASSETS:
Investments in related companies (note 7)	49,777	77,361
Investments in other companies	205	253
Goodwill (note 8)	9,629	8,552
Negative goodwill (note 8)	(2,125)	(48,748)
Long-term receivables	11,710	12,831
Intangibles	600	711
Amortization	(237)	(316)
Other (note 9)	37,739	37,753

Total other non-current assets	107,298	88,397

Total assets	6,134,529	6,758,569

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Balance Sheets, continued

September 30, 2005

Amounts in thousands of U.S. dollars, except as indicated

	At September 30,
	2004 ThU.S.$	2005 ThU.S.$
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current bank borrowings (note 10)	18, 988	4,000
Current portion of long-term bank borrowings (note 14)	1,608	11,775
Current portion of bonds (note 12)	186,031	20,524
Current portion of other long term liabilities	394	500
Dividends payable	2,656	1,608
Trade accounts payable	132,526	136,124
Notes payable	—	3,765
Sundry accounts payable	4,956	8,845
Notes and accounts payable to related companies (note 18)	981	2,864
Accrued liabilities (note 13)	34,319	65,149
Withholding taxes	6,318	13,618
Income tax payable	43,912	5,371
Deferred income	801	4,027
Other current liabilities	705	800

Total current liabilities	434,195	278,970

LONG-TERM LIABILITIES:
Long-term bank borrowings (note 14)	451,813	535,495
Bonds (note 12)	1,282,500	1,682,500
Notes payable	1	—
Sundry accounts payable	5,715	5,226
Accrued liabilities	14,005	18,702
Deferred tax liabilities (note 15)	101,529	99,725
Other long-term liabilities	5,403	37,991

Total long-term liabilities	1,860,966	2,379,639

Minority interest (note 23)	6,495	12,082

SHAREHOLDERS’ EQUITY: (note 20)
Paid-up in capital	347,551	347,551
Share premium	5,625	5,625
Forestry and other reserves	1,354,693	1,332,951
Retained earnings	1,686,520	2,051,069
Net income for the period	438,484	350,682

Total shareholders’ equity	3,832,873	4,087,878

Total liabilities and shareholders’ equity	6,134,529	6,758,569

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited of the Consolidated Statements of Income

September 30, 2005

Amounts in thousands of U.S. dollars, except as indicated

	At September 30,
	2004 ThU.S.$	2005 ThU.S.$
OPERATING INCOME:
Sales revenue	1,516,203	1,742,701
Cost of sales	(634,541)	(857,307)
Gross profit	881,662	885,394
Administration and selling expenses	(266,790)	(354,200)

Operating income	614,872	531,194

NON-OPERATING INCOME:
Interest earned	18,512	22,589
Share of net income of related companies (note 7)	3,608	5,987
Other non-operating income (note 21)	5,539	7,152
Amortization of goodwill (note 8)	(2,653)	(2,630)
Interest expenses	(86,048)	(115,220)
Other non-operating expenses (note 22)	(8,296)	(10,801)
Price-level restatement (note 1)	151	457
Foreign currency exchange rate (note 1)	(5,530)	(4,033)

Non-operating loss	(74,717)	(96,499)

Income before taxes, minority interest and amortization of negative goodwill	540,155	434,695
Income taxes (note 15)	(105,721)	(87,673)
Income before minority interest and amortization of negative goodwill	434,434	347,022
Minority interest (note 23)	(267)	(307)
Income before amortization of negative goodwill	434,167	346,715
Amortization of negative goodwill (note 8)	4,317	3,967

Net income	438,484	350,682

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Statements of Consolidated Cash Flows

September 30, 2005

Amounts in thousands of U.S. dollars, except as indicated

	At September 30,
	2004 ThU.S.$	2005 ThU.S.$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	438,484	350,682
Loss (Profit) on sale of assets
Loss (profit) on sale of property, plant and equipment	1,334	(371)
Items affecting income not involving the movement of cash:
Depreciation	94,071	119,935
Amortization of intangibles	22	26
Write-offs and provisions	611	893
Profit from investments accounted for under the equity method	(3,608)	(5,987)
Amortization of goodwill	2,653	2,630
Amortization of negative goodwill	(4,317)	(3,967)
Net price level restatement	(151)	(457)
Foreign currency exchange rate	5,530	4,033
Others	30,273	44,344
Decrease (Increase) in current assets:
Clients and debtors	(212,527)	(70,510)
Inventory	(36,144)	1,465
Other current assets	(108,354)	(36,968)
Increase (Decrease) in current liabilities:
Suppliers and creditors	237,382	115,580
Interest payable	(22,379)	(22,952)
Provision for income taxes	61,249	20,758
Other current liabilities	44,212	85,377

Net cash flows from operating activities	528,341	604,511

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Statement, of Consolidated Cash Flows, Continued

September 30, 2005

Amounts in thousands of U.S. dollars, except as indicated

	At September 30,
	2004	2005
	ThU.S.$	ThU.S.$
CASH FLOWS FROM FINANCING ACTIVITIES
Loans from financial institutions	266,041	158,852
Bonds issue	—	400,000
Loans paid	(198,461)	(146,616)
Bonds paid	—	(175,000)
Dividends paid	(86,803)	(135,962)
Other	(62)	(3,299)

Net cash flow from financing activities	(19,285)	97,975

CASH FLOWS FROM INVESTING ACTIVITIES
Sales of property, plant and equipment	2,812	1,340
Purchase of property, plant and equipment	(460,316)	(495,393)
Permanent investments	(6,661)	(180,293)
Capitalized interest paid	(13,077)	(12,187)
Sales of other investments	2	40,000
Other investments	(947)	6,693

Net cash flow from investment activities	(478,187)	(639,840)

Net cash flows from operating, investing and financing activities	30,869	62,646

Effect of inflation	(6,818)	(10,852)

Net decrease in cash and cash equivalents	24,051	51,794
Initial balance of cash and cash equivalents	550,066	356,609

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	574,117	408,403

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Organization and basis of presentation

Celulosa Arauco y Constitución S.A., a Chilean corporation (the “Company”), and its subsidiaries are engaged principally in the production of pulp, forestry and wood products and the management of its subsidiaries’ forestry assets.

The financial statements of the Company and its subsidiaries (collectively known as “Arauco”) are presented on a consolidated basis and have been prepared on the basis of accounting principles generally accepted in Chile and specific guidelines issued by the Superintendencia de Valores y Seguros (the “Chilean Securities Commission”). The Company consolidates the financial statements of the companies in which it controls a majority of voting shares. All significant intercompany transactions have been eliminated. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain minor reclassifications among account headings have been made to these consolidated financial statements in order to present them on a basis more familiar to readers of financial statements in the United States (the “U.S.”).

The consolidated financial statements as of September 30, 2004 and 2005 include the following direct and indirect subsidiaries of the Company, all of which are incorporated in Chile (except as otherwise noted).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(a)	Organization and basis of presentation, continued

	Interest of the Company as of September 30, 2005			Total as of September 30, 2004
Subsidiary company	Direct %	Indirect %	Total %	Total %
Agenciamiento y Servicios Profesionales S.A. (Mexico)	—	99.99	99.99	99.99
Alto Paraná S.A. (Argentina)	—	99.97	99.97	99.97
Arauco Denmark ApS (Denmark)	—	99.99	99.99	99.99
Arauco Distribución S.A. (ex - Distribuidora Centromaderas S.A.)	—	99.99	99.99	99.99
Arauco Do Brasil Ltda. (Brazil)	—	99.99	99.99	99.99
Arauco Ecuador S.A. (Ecuador)	0.10	99.89	99.99	99.99
Arauco Europe S.A. (Switzerland)	0.01	99.97	99.98	99.98
Arauco Forest Products B.V.(The Netherlands)	—	99.99	99.99	99.99
Arauco Generación S.A.	97.15	2.84	99.99	99.99
Arauco Honduras S. de R.L. de C.V. (Honduras)	1.00	98.99	99.99	99.99
Arauco Internacional S.A.	98.03	1.96	99.99	99.99
Arauco Perú S.A. (Peru)	—	99.99	99.99	99.99
Arauco Wood Products, Inc. (U.S.A.)	0.39	99.60	99.99	99.99
Araucomex S.A. de C.V. (Mexico)	—	99.99	99.99	99.99
Aserraderos Arauco S.A.	99.00	0.99	99.99	99.99
Bosques Arauco S.A.	1.00	98.93	99.93	99.93
Controladora de Plagas Forestales S.A.	—	51.09	51.09	51.09
Forestal Arauco Costa Rica S.A. (Costa Rica)	10.00	89.99	99.99	99.99
Forestal Arauco Guatemala S.A. (Guatemala)	0.15	99.84	99.99	99.99
Forestal Arauco S.A.	99.92	—	99.92	99.92
Forestal Celco S.A.	1.00	98.93	99.93	99.93
Forestal Celsur S.A.	—	—	—	99.93
Forestal Cholguán S.A.	—	97.31	97.31	97.31
Forestal Cono Sur S.A. (Uruguay)	—	99.99	99.99	99.99
Forestal Los Lagos S.A.	—	79.94	79.94	—
Forestal Misiones S.A. (Argentina)	—	99.99	99.99	99.99
Forestal Valdivia S.A.	1.00	98.93	99.93	99.93
Industrias Forestales S.A. (Argentina)	10.00	89.99	99.99	99.99
Inversiones Celco S.L. (Spain)	31.99	68.00	99.99	99.99
Investigaciones Forestales Bioforest S.A.	1.00	98.93	99.93	99.93
Arauco Forest Brasil S.A. (ex - L.D. Forest Products S.A.) (Brazil)	0.00	99.99	99.99	0.00
Molduras Trupán S.A.	1.00	98.99	99.99	99.99
Paneles Arauco S.A.	99.00	0.99	99.99	99.99
Placas Do Parana S.A. (Brazil)	0.00	99.99	99.99	0.00
Servicios Logísticos Arauco S.A.	45.00	54.96	99.96	99.96
Southwoods Arauco-Lumber and Millwork LLC (U.S.A.)	—	99.61	99.61	99.61
Trupán Argentina S.A. (Argentina)	—	99.99	99.99	99.99

(b)	Currency records

On January 1, 2002, the Company and its subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. began maintaining their accounting records and preparing their financial statements in U.S. dollars.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(b)	Currency records, continued

On January 1, 2003, the subsidiaries Forestal Arauco S.A., Forestal Celco S.A., Bosques Arauco S.A., Forestal Valdivia S.A., Forestal Cholguán S.A. and Arauco Internacional S.A. also began maintaining their accounting records and preparing their financial statements in U.S. dollars.

The Company’s other Chilean subsidiaries maintain their accounting records and prepare their financial statements in Chilean pesos.

(c)	Price-level restatement and foreign currency exchange rate

(i)	Price-level restatement

The charge or credit for price-level restatement of the subsidiaries that record and prepare their financial statements in Chilean pesos in the consolidated financial statements is comprised of the following two factors:

(A)	the effect of changes in the purchasing power of the Chilean peso during each period presented in the consolidated financial statements; and

(B)	the change in the value of assets and liabilities which are denominated in inflation index-linked units of account called Unidades de Fomento (“UF”).

(ii)	Changes in purchasing power

The effect of the changes in the purchasing power of the Chilean peso during each period presented in the consolidated financial statements, relating to the effect of the changes on the assets, liabilities and net income of the subsidiaries that record and prepare their financial statements in Chilean pesos, is calculated by restating non-monetary assets, liabilities, shareholders’ equity and income statement accounts to reflect changes in the Chilean consumer price index from the date they were acquired or incurred to the end of the period. The net purchasing power gain or loss calculated as described above, and included in net income, reflects the effect of Chilean inflation on the value of non-monetary assets and liabilities (other than UF- and foreign currency-denominated assets and liabilities) held by these subsidiaries.

The restatements were calculated using the official consumer price index of the Chilean National Institute of Statistics and are based on the “prior month rule,” according to which inflation adjustments are based on the CPI at the close of the month preceding the close of the relevant period or transaction. This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in Chile and, consequently, is widely used for financial reporting purposes in Chile.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(c)	Price-level restatement and foreign currency exchange rate, continued

(ii)	Changes in purchasing power, continued

The values of the CPI were as follows:

	Index	Change from previous September 30
September 30, 2004	116.64	1.5%
September 30, 2005	121.23	3.9%

The values of the CPI used for the price-level restatement for the two most recent fiscal periods were as follows:

	Index	Change from previous August 31
August 31, 2004	116.58	1.6%
August 31, 2005	120.04	3.0%

The above-mentioned price-level restatements do not purport to represent appraisal or replacement values and are intended only to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each period the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

(iii)	Inflation Index-linked units of account (UF)

Assets and liabilities that are denominated in inflation index-linked units of account are stated at the period-end values of the respective units of account. The principal inflation index-linked unit used in Chile is the UF, which changes daily to reflect the changes in Chile’s CPI.

Interest-bearing assets and liabilities that are denominated in UFs have their interest rates expressed in terms of an interest rate spread in excess of the indexation of the UF.

Values for the UF were as follows (historical pesos per UF):

Ch$
September 30, 2004	17,190.78
September 30, 2005	17,717.56

(iv)	Foreign currency exchange rate

The charge or credit for foreign currency exchange rate is comprised of the change in the value of assets and liabilities denominated in foreign currencies.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(c)	Price-level restatement and foreign currency exchange rate, continued

(v)	Assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies other than U.S. dollars are detailed in note 17 and have been translated into U.S. dollars at the relevant observed exchange rate reported by the Central Bank of Chile. The observed exchange rates for foreign currencies reported by the Central Bank on the specified dates were as follows:

	At September 30,
	2004 U.S.$ 1	2005 U.S.$ 1
Chilean peso (Ch$)	608.90	529.20
Euro	0.80	0.83
Argentine peso (Ar$)	2.98	2.91
Brazilean real (R$)	2.86	2.23
Unidad de Fomento (UF)	0.04	0.03

The differences arising in the valuation of assets and liabilities denominated in foreign currencies as a result of variations in the exchange rates are accounted for in the income statement as an item of foreign currency exchange rate in the period in which they arise. Realized and unrealized losses and realized gains on interest rate swaps are accounted for under the account headings “Interest and other financial expenses” and “Interest earned” in the period in which they arise. See note 1(o).

Credit (charge) to income for price-level restatement in each of the reporting periods was comprised of the restatements of non-monetary assets, UF and foreign currency-denominated monetary assets and liabilities, shareholders’ equity and income statement accounts as follows:

Credit (charge) to income for price-level restatement:

	Period ended September 30,
	2004 ThU.S.$ Credit (Charge)	2005 ThU.S.$ Credit (Charge)
Assets, liabilities and equity restated by CPI
Shareholders’ equity of subsidiaries in Chilean pesos	(463)	(1,268)
Property, plant and equipment, net	461	1,114
Inventories	33	168
Other assets and liabilities, net	161	97

Net effect on income	192	111

Price-level restatement of income statement accounts	(41)	346

Credit (charge) to income by CPI	151	457

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(c)	Price-level restatement and foreign currency exchange rate, continued

Credit (charge) to income for foreign currency exchange rate:

	Period ended September 30,
	2004 ThU.S.$ Credit (Charge)	2005 ThU.S.$ Credit (Charge)
Assets restated by foreign currency
Trade accounts receivable	255	4,227
Other assets	(9,506)	4,461
Liabilities restated by foreign currency
Bank borrowings	—	(4,467)
Trade accounts payable	(1,916)	(4,574)
Dividends payable	4,221	3,211
Other liabilities	1,416	(6,891)

Net effect on income from foreign currency	(5,530)	(4,033)

(d)	Time deposits, marketable securities and investments purchased under agreements to resell

Time deposits are shown at cost plus accrued interest. Marketable securities are shown at the lower of cost plus accrued interest or market value.

Financial instruments purchased under agreements to resell are held at acquisition cost plus accrued interest.

Investment in money market funds are stated at market value based on period-end quoted values.

(e)	Inventories

Inventories of raw materials, spare parts and supplies have been stated at the average price or restated cost as determined by price-level restatement principles for those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos. Imports in transit are held at accumulated cost at the balance sheet date plus price-level restatement for subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos.

For those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos, finished goods are stated at an average unit production cost for the period, including production overhead and depreciation of fixed assets, plus price-level restatement.

Inventory of forests in exploitation is stated at the commercially appraised value at which these forests were transferred from fixed assets.

Finished goods are valued at the lower of average cost of production or market value. For those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos, inventory is valued at the lower of price-level restated cost (or transferred value in the case of forest inventory) and market value.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(f)	Property, plant and equipment

(i)	Property, plant and equipment, excluding forests

The property, plant and equipment of the Company and those of its subsidiaries that maintain their accounting records and prepare their financial statements in U.S. dollars are valued at cost. The property, plant and equipment of the other Chilean subsidiaries, excluding forests, are valued at cost plus price-level restatement. The carrying value of property, plant and equipment was adjusted in 1979 in accordance with the regulations of the Chilean Securities Commission. See note 6.

Property, plant and equipment, excluding forests and land, is depreciated on a straight-line basis over the estimated remaining useful lives of the underlying assets.

Financing costs of projects requiring major investments in long-term construction and those costs incurred from financing specific projects are capitalized and amortized over the estimated useful lives of the related assets. Profits and losses on the sale of property, plant and equipment, excluding forests, are accounted for as the difference between the book value and the consideration received.

The Company has conducted an impairment analysis of its significant assets and concluded that no impairment charge is necessary.

(ii)	Forests

Radiata pine that is less than 16 years old is valued at the cost of development, maintenance and protection plus price-level restatement (until December 31, 2002). Finance costs related to the development of the forests are not capitalized but are expensed in the income statement.

Radiata pine that is 16 or more years old is valued in accordance with a commercial valuation performed by Arauco based on sample measurements of forest growth carried out by independent third parties. The difference between the commercial valuation at year-end and the prior year’s valuations plus price-level restatement (until December 31, 2002) is accounted for as an adjustment to “Forests” and to shareholders’ equity under the account heading “Forestry and other reserves.”

Forests which are due to be exploited within one year are reallocated to inventory under current assets.

On the sale of a related finished good, the shareholders’ equity account “Forestry and other reserves” is reduced by the amount of the commercial valuation allocable to such finished good. Such commercial valuation is excluded from cost of sales.

Commercial valuations are not performed on native forests.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(g)	Investments in related companies

Investments in companies over which Arauco exercises significant, but not controlling, influence are shown under other non-current assets and are accounted for using the equity method. Arauco is presumed to exercise significant influence where its participation in a company is between 20% and 50%.

Arauco’s proportionate share in the net income and losses of related companies is recognized in non-operating income in the statement of income on an accrual basis, after eliminating any unrealized profits from transactions between related companies.

Investment in related companies acquired through December 31, 2003 are accounted for using the equity method, in accordance with Circular Letter No. 368 of the Chilean Securities Commission.

Investment in related companies acquired after December 31, 2003 are accounted for using the proportional net worth method, in accordance with Circular Letter No. 1697 of the Chilean Securities Commission.

Investments in foreign companies are accounted for in accordance with Technical Bulletin No. 64 of the Accountants Association of Chile.

(h)	Income taxes

Effective January 1, 2000, the effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded in accordance with Technical Bulletins Nos. 60, 68 and 69 of the Chilean Institute of Accountants and Circular 1466 of the Chilean Securities Commission. The effects of deferred income taxes up to January 1, 2000 that were not previously recorded were recognized in accordance with the transitional period provided by Technical Bulletin No. 60, against a contra asset or liability account (“complementary accounts”) and were recorded. Complementary accounts are amortized to income over the estimated average reversal periods corresponding to underlying temporary differences to which the deferred tax asset or liability related. Deferred income taxes by January 1, 2000 are recognized in income as the temporary differences are reversed.

Deferred income tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred income tax assets to an amount that is more likely than not to be realized.

(i)	Bonds

Bonds are shown at face value plus accrued interest as of each period-end. The discount on, and expenses incurred in, the issue of the bonds are shown under other non-current assets and are amortized over the term of the instruments.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(j)	Staff severance indemnities

Arauco has recorded a liability for long-term severance indemnities in accordance with the collective agreements entered into with its employees. Generally, upon leaving Arauco, employees who have completed five years of service are entitled to one month’s salary for each year of service, up to the retirement age of 60 and 65 years for women and men, respectively. The provision for severance compensation is calculated on the basis of the present value of the total accrued cost of this benefit, discounted at a real annual interest rate of 5%.

(k)	Research and development expenses

The cost of research, project development and special studies are charged to income in the period in which they are incurred, except for the cost of fixed assets once development has been approved. The cost of research and development charged to income was U.S.$1,532 thousand and U.S.$ 2,251 thousand for the periods ended September 30, 2004 and 2005, respectively.

(l)	Negative goodwill on investments

Any excess of the fair value of net assets (book value until December 31, 2003) of a company acquired over the purchase consideration paid is accounted for as a reduction of the consolidated assets in the balance sheet and is amortized to the income statement over a five-year period.

(m)	Goodwill on investments

Any consideration paid to acquire a company in excess of fair value of net assets (book value until December 31, 2003) is accounted for as an increase of the consolidated assets in the balance sheet and is amortized over a five-year period.

(n)	Cash and cash equivalents

Arauco considers cash and cash equivalents as representing cash and cash instruments with an original maturity of less than three months. Cash flows from operating activities include all business-related cash flows as well as interest paid, financial income and in general, all cash flows not defined as resulting from financing or investing activities. The operating concept used in this statement is broader than that in the consolidated statements of income.

(o)	Interest rate swaps

Interest rate swap agreements are considered hedges of existing items and accounted for in accordance with Technical Bulletin No. 57 of the Accountants Association of Chile.

(p)	Government grants awarded for forestry activities

Grants that are received from the Chilean government for forestry activities are accounted for as a credit to shareholders’ equity or as a reduction in the cost of the forests. These amounts are realized as income on sale of the related finished goods.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(q)	Provision for vacation pay

Vacation pay earned by employees but not paid is accounted for on an accrual basis.

(r)	Allowance for doubtful accounts

Allowance for doubtful accounts is recorded based on analyses of collectibility on an individual account basis.

(s)	Leasing assets

Financing leases are recorded at the present value of the minimum lease payments, discounted by the purchase option interest rate indicated in the contract. The obligations are recorded as current and long-term liabilities net of deferred interest.

(t)	Intangibles

Intangible assets are recorded at cost, adjusted for price-level restatement, and are amortized over 20 years.

(u)	Revenue recognition policy

Revenues are recorded in accordance with Technical Bulletin No. 70 of the Accountants Association of Chile.

(v)	Interest rate swap contracts

Interest expense on swap contract-related debt is adjusted for the net amount receivable or payable under the swap contract. The initial premium payable upon entry into the swap contract is amortized over the period of the underlying contract.

(w)	Software

Internal development software costs are expensed when incurred. Purchased software is capitalized and amortized over the estimated useful life up to a maximum of four years. Capitalized software assets are classified in “Property, plant and equipment” as “other assets.”

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(x)	Translation of foreign subsidiaries

Beginning January 1, 2002, the financial statements of the Company’s foreign subsidiaries are translated into U.S. dollars in accordance with B.T. No. 64. In accordance with B.T. No. 64, the financial statements of foreign subsidiaries whose activities do not constitute an extension of the Chilean parent company’s operations and operate in countries that are exposed to significant risks, restrictions or inflation/exchange fluctuations, are remeasured into U.S. dollars before translation into the accounting records of the parent company. The Company has remeasured the operations of its Argentinean subsidiaries and the Panamanian agency that are not considered an extension of Arauco’s operations into U.S. dollars as follows:

(y)	Translation of foreign subsidiaries, continued

•	Monetary assets and liabilities are translated at period-end rates of exchange between the U.S. dollar and the local currency.

•	All non-monetary assets and liabilities and shareholders’ equity are translated at historical rates of exchange between the U.S. dollar and the local currency.

•	Income and expense accounts are translated at average rates of exchange between the U.S. dollar and the local currency.

•	The effects of any exchange rate fluctuations as compared to the U.S. dollar are included in the results of operations for the relevant period.

Until December 31, 2001, under B.T. No. 64, each investment in foreign subsidiaries was price-level restated, in order to separate the effect of price-level restating the foreign investment, which was reflected in income, from the effect of the foreign currency translation gain or loss, which was reflected in equity in the account “Cumulative Translation Adjustment,” as the foreign investment itself was measured in U.S. dollars. For the periods ended September 30, 2005 and 2004, as allowed by B.T. No. 64, the Company designated U.S. dollar denominated debt as an economic hedge of its net foreign investment in Argentina.

The Company uses an exchange rate of 2.91 Argentine pesos per U.S. dollar in translating its assets and liabilities denominated in Argentine pesos into U.S. dollars, pursuant to Chilean Securities Commission instructions and in accordance with B.T. No. 64. The recognition resulted in a profit of U.S.$2,060 thousand.

As of September 30, 2005, the Company’s investments in Argentina represented 9.5% of its consolidated assets, compared to 10.6% as of September 30, 2004.

It is not possible to predict what developments will occur in the Argentine economy, what effects the Argentine economic crisis and the devaluation of the Argentine peso may have on the economic and financial condition of the Company’s Argentine subsidiaries or whether the Argentine economic crisis may affect developments in other emerging markets including Chile. The Company’s financial statements include the financial effects of recent current Argentine developments in accordance with both Chilean Securities Commission instructions and Technical Bulletin guidelines.

2.	CHANGES IN ACCOUNTING POLICIES

There are no changes in accounting principles or presentation for the periods covered in these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

3.	MARKETABLE SECURITIES

Marketable securities as of each period-end, were as follows:

	As of September 30,
	2004 ThU.S.$	2005 ThU.S.$
Mutual fund units	400,338	358,459

Total marketable securities	400,338	358,459

4.	TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable as of each period-end were as follows:

	As of September 30,
	2004 ThU.S.$	2005 ThU.S.$
Trade accounts receivable	293,470	339,072
Allowance for doubtful accounts	(4,546)	(7,968)

Total trade accounts receivable	288,924	331,104

As of September 30, 2004 and 2005, no single customer accounted for more than 10% of the outstanding balance of accounts receivable. Arauco takes steps to reduce the risk of non-payment for goods sold, including the use of letters of credit, receipt of advance payments and the use of insurance policies. If such measures were to fail, Arauco would be exposed to a maximum credit loss equivalent to the accounting balance. Arauco has not experienced any significant losses as a result of non-payment of accounts receivable.

5.	INVENTORIES

Inventories have been valued in accordance with the policy described in note 1(e). The principal components were as follows:

	As of September 30,
	2004 ThU.S.$	2005 ThU.S.$
Finished goods (pulp)	29,563	39,779
Finished goods (timber and panels)	109,467	149,107
Finished goods on consignment (pulp)	49,644	20,980
Work in progress	5,050	9,087
Sawlogs, pulpwood and chips	18,973	28,721
Raw material	53,179	55,126
Forests under exploitation	187,487	203,847
Pending imports	280	1,073
Other	13,093	18,848

Total inventories	466,736	526,568

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

6.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, including forests, have been valued as described in note 1(f).

Technical revaluation and adjustment of book value

The balances of buildings and other infrastructure, machinery and equipment and other include amounts arising from the technical revaluation of certain assets performed during 1979, in accordance with regulations of the Chilean Securities Commission.

The accumulated net book value of these revaluations as of each period-end is detailed below by class of asset:

	As of September 30,
	2004 ThU.S.$	2005 ThU.S.$
Buildings and other infrastructure	2,679	2,524
Machinery and equipment	305	249

Total increase in value due to technical revaluation of property, plant and equipment	2,984	2,773

Depreciation of property, plant and equipment was calculated as described in note 1(f) and was as follows:

	As of September 30,
	2004 ThU.S.$	2005 ThU.S.$
Depreciation of: Property, plant and equipment (excluding land and forests)	93,645	119,825
Technical revaluation	426	110

Total	94,071	119,935

Accumulated depreciation was as follows:

	As of September 30,
	2004 ThU.S.$	2005 ThU.S.$
Accumulated depreciation of:
Property, plant and equipment (excluding land and forests)	1,783,485	1,933,205
Technical revaluation	64,856	65,067

Total	1,848,341	1,998,272

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

6.	PROPERTY, PLANT AND EQUIPMENT, continued

Forests

The cost and the commercial valuation increment of the forests, determined as described in note 1(f), was as follows:

	As of September 30,
	2004 ThU.S.$	2005 ThU.S.$
Cost of forests	671,263	841,038
Commercial valuation increment	1,308,005	1,274,537

Total	1,979,268	2,115,575

7.	INVESTMENTS IN RELATED COMPANIES

During 2005, Arauco made the following investments in related companies:

On January 6, 2005, through the subsidiary Forestal Valdivia S.A., Arauco acquired 80% of the company Forestal Los Lagos S.A. for U.S.$ 21.4 million. As a result of this investment, U.S.$ 3.7 million was allocated to adjustment of acquired assets and U.S.$ 2.3 million to goodwill.

On March 9, 2005, through our Brazilian subsidiary Arauco Do Brasil Ltda., Arauco acquired the Brazilian company L.D. Forest Products S.A. for U.S.$ 158.8 million. As a result of this investment, U.S.$ 45.7 million was allocated to adjustment of acquired assets and U.S.$ 51.7 million to a negative goodwill.

Pursuant to the Chilean Securities Commission’s Circular Letter No. 1697, the Company is conducting additional analyses of some assets that eventually will be added to the currently reported values.

During 2004, Arauco made the following investment in related companies:

On January 5, 2004, the subsidiary Forestal Celco S.A. acquired 149,999,999 shares and the subsidiary Forestal Arauco S.A. acquired one share of Forestal Celsur S.A. for U.S.$ 6.7 million. In December 2004, Forestal Celco S.A. and Forestal Celsur S.A. were merged.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

7.	INVESTMENTS IN RELATED COMPANIES, continued

Received dividends

On September 30, 2005, Arauco received dividends of U.S.$1,546 thousand (U.S.$1,098 thousand in 2004) from the company Puerto de Lirquén S.A. and U.S.$301 thousand (U.S.$301 thousand in 2004) from the company Inversiones Puerto Coronel S.A.

Taxes on unremitted earnings

Deferred taxes have not been recorded, nor has the investment been adjusted, for taxes that may arise on the distribution or remittance of earnings from investments in related companies as these earnings will either be indefinitely reinvested or will not result in the imposition of additional taxes.

The investments in related companies at each period-end were as follows:

	As of September 30,
	Percentage Participation		Investment Value		Net income of investee
	2004%	2005%	2004 ThU.S.$	2005 ThU.S.$	2004 ThU.S.$	2005 ThU.S.$
Puerto de Lirquén S.A.	20.14	20.14	18,628	22,798	1,669	1,907
Inversiones Puerto Coronel S.A.	50.00	50.00	9,790	10,982	1,759	1,538
Servicios Corporativos Sercor S.A.	20.00	20.00	548	934	94	252
Eka Chile S.A.	50.00	50.00	20,811	25,346	86	38
Dynea Brasil S.A.	0.00	50.00	—	17,301	—	2,252

Total			49,777	77,361	3,608	5,987

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

8.	GOODWILL AND NEGATIVE GOODWILL

a)	Negative goodwill as of each period-end was as follows:

	As of September 30,
	2004		2005
	Amortization for the period ThU.S.$	Balance of negative goodwill ThU.S.$	Amortization for the period ThU.S.$	Balance of negative goodwill ThU.S.$
Alto Paraná S.A.	281	62	—	—
Licancel S.A.	680	—	—	—
Forestal Cholguán S.A.	3,317	2,037	929	3
Maderas Prensadas Cholguán S.A.	39	26	16	—
L.D. Forest Products S.A. (*)	—	—	3,022	48,745

Total negative goodwill	4,317	2,125	3,967	48,748

(*)	Pursuant to the Chilean Securities Commission’s Circular Letter No. 1697, the Company is conducting additional analyses of some assets that eventually will be added to the currently reported values.

b)	Goodwill as of each period-end was as follows:

	As of September 30,
	2004		2005
	Amortization for the period ThU.S.$	Balance of goodwill ThU.S.$	Amortization for the period ThU.S.$	Balance of goodwill ThU.S.$
Forestal El Aguaray S.A.	22	—	—	—
Paneles Arauco S.A.	590	786	589	—
Eka Chile S.A.	1,816	7,868	1,816	5,447
Southwoods-Arauco Lumber L.L.C.	225	975	225	675
Forestal Los Lagos S.A.	—	—	—	2,430

Total goodwill	2,653	9,629	2,630	8,552

9.	OTHER NON-CURRENT ASSETS

Other non-current assets as of each period-end were as follows:

	As of September 30,
	2004 ThU.S.$	2005 ThU.S.$
Recoverable taxes	21,238	18,085
Bond issue expenses	12,062	12,632
Discounts on bond issues	1,809	3,227
Other	2,630	3,809

Total other non-current assets	37,739	37,753

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

10.	CURRENT BANK BORROWINGS

Current bank borrowings as of period-end were as follows:

	As of September 30,
	2004 ThU.S.$	2005 ThU.S.$
Total outstanding	18,988	4,000
Principal outstanding	18,988	4,000
Weighted average annual interest rate	—	—

Current bank borrowings were denominated as follows:

	As of September 30,
	2004 ThU.S.$	2005 ThU.S.$
Obligations in foreign currency	18,988	4,000
Obligations in local currency	—	—

Total current bank borrowings	18,988	4,000

11.	CURRENT LIABILITIES

(a)	The following liabilities, excluding bank borrowings, fall due within one year:

	As of September 30,
	2004 ThU.S.$	2005 ThU.S.$
Current portion of bonds	186,031	20,524
Current portion of other long-term liabilities	394	500
Trade accounts payable	132,526	136,124
Accounts and notes payable to related parties	981	2,864
Current provisions	34,319	65,149
Sundry accounts payable and other liabilities	59,348	38,034

Total	413,599	263,195

(b)	The percentages of these obligations in foreign and local currency, were as follows at period-end:

	As of September 30,
	2004%	2005%
Foreign currency	74.47	51.03
Local currency	25.76	48.97

Total	100.00	100.00

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

12.	BONDS

Arauco had seven series of Yankee Bonds outstanding as of September 30, 2005.

The balances of the bonds were as follows:

	As of September 30,
	2004 ThU.S.$	2005 ThU.S.$
Current
Yankee Bonds 1st Issue	2,042	2,042
Yankee Bonds 2nd Issue	176,198	691
Yankee Bonds 3rd Issue	2,916	2,916
Yankee Bonds 4th Issue	1,416	1,416
Yankee Bonds 5th Issue	3,459	3,459
Bonds 144 A	—	10,000

Total current (including accrued interest)	186,031	20,524

Long-term
Yankee Bonds 1st Issue	100,000	100,000
Yankee Bonds 2nd Issue	225,000	225,000
Yankee Bonds 3rd Issue	270,500	270,500
Yankee Bonds 4th Issue	387,000	387,000
Yankee Bonds 5th Issue	300,000	300,000
Bonds 144 A	—	400,000

Total long-term	1,282,500	1,682,500

Less total accrued interest	11,031	20,524

Total principal outstanding	1,457,500	1,682,500

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

12.	BONDS, continued

These bonds have the following characteristics:

	Yankee Bonds 1st Issue	Yankee Bonds 2nd Issue	Yankee Bonds 3rd Issue	Yankee Bonds 4th Issue	Yankee Bonds 5th Issue	Bonds 144 A
Issue date	Dec. 15, 1995	Oct. 3, 1997	Aug. 15, 2000	Sept. 10, 2001	Jul. 9, 2003	April 20, 2005
Authorized Amount (nominal)	12 years ThU.S.$ 100,000	12 years ThU.S.$ 100,000 20 years ThU.S.$ 125,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000
Authorized Amount (outstanding)	12 years ThU.S.$ 100,000	12 years ThU.S.$ 100,000 20 years ThU.S.$ 125,000	10 years ThU.S.$ 270,500	10 years ThU.S.$ 387,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000
Issue amount	12 years ThU.S.$ 100,000	12 years ThU.S.$ 100,000 20 years ThU.S.$ 125,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000
Amounts Authorized but not issued	—	—	—	—	—	—
Principal Repayment	December 2007	12 years September 2009 20 years September 2017	August 2010	September 2011	July 2013	April 2015
Interest rate (excluding effects of any interest rate swap)	7.00%	12 years 7.20% 20 years 7.50%	8.625%	7.75%	5.125%	5.625%
Interest Payment	Semi- annually	Semi- annually	Semi- annually	Semi- annually	Semi- annually	Semi-annually

As of September 2005, the principal and interest amounts due with respect to these bonds were as follows:

Year	ThU.S.$
2005(*)	20,524
2006	—
2007	100,000
2008	—
2009	100,000
2010 and thereafter	1,482,500

Total	1,703,024

(*)	This amount includes U.S.$20,524 thousand of accrued interest.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

13.	ACCRUED LIABILITIES

(a)	Accrued liabilities were as follows:

	As of September 30,
	2004 ThU.S.$	2005 ThU.S.$
Accrual for staff vacations	5,723	8,376
Plant maintenance accrual	12,286	15,404
Standby letters of credit	501	334
Accrual for contingencies	912	2,012
Staff severance indemnities	1,120	2,262
Selling and other transportation costs provisions	1,279	2,475
Electrical expense provision	2,631	5,838
Staff salary and benefits	989	3,490
Forestry activity expenses	275	1,147
Pending monthly provisional payments	4,213	6,494
Chlorate Plant provision	1,374	1,369
Technical assistance provision	—	9,570
Services and fees provision	—	434
Other current liabilities	3,016	5,944

Total accrued liabilities	34,319	65,149

(b)	Liability for staff severance indemnities

The liability for staff severance indemnity payments is shown at its present value as described in note 1(j). The movement in this account was as follows:

	As of September 30,
	2004 ThU.S.$	2005 ThU.S.$
Balance at beginning of period	14,613	17,429
Provision during the period	877	2,746
Provision with charge to assets	—	391
Payments during the period	(398)	(569)

Balance as of period-end	15,092	19,997

	As of September 30,
	2004 ThU.S.$	2005 ThU.S.$
Shown in the balance sheet as:
Current	1,120	2,262
Long-term	13,972	17,735

Total	15,092	19,997

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

14.	LONG-TERM BANK BORROWINGS

(a) Long-term bank borrowings including accrued interest outstanding at each period-end were as follows:

		As of September 30, 2004		As of September 30, 2005
Bank or financial institution	Denomination	Long-term Portion ThU.S.$	Short-term Portion ThU.S.$	Long-term Portion ThU.S.$	Short-term Portion ThU.S.$

J.P. Morgan-Chase (Argentine Collateral Trust) (1)	U.S.$	250,000	232	250,000	72
Tesoro Argentino (2)	U.S.$	1,813	680	1,364	756
Citigroup (Revolving Facility) (3)	U.S.$	200,000	696	240,000	608
Santander Overseas Bank Inc. (4)	U.S.$	—	—	12,000	102
Banco Alfa	U.S.$	—	—	4,000	1,095
Banco Alfa	R$	—	—	285	80
Banco Itau	R$	—	—	7,650	192
Banco Safra	R$	—	—	280	107
Banco Modal	R$	—	—	6,036	115
Banco Sampo	U.S.$	—	—	11,457	3,501
Banco ABN	U.S.$	—	—	2,423	1,045
Banco HSBC	U.S.$	—	—	—	4,102

Total long-term bank borrowings		451,813	1,608	535,495	11,775

The weighted average interest rates for long-term foreign currency-denominated debt for the nine month periods ended September 30, 2004 and 2005 were 5.63% and 5.58%, respectively. Arauco enters into interest rate swap agreements to swap certain amounts of its non-U.S. dollar denominated payment obligations for U.S. dollar-denominated payment obligations.

Six-month LIBOR on September 30, 2004 and 2005 was 2.17% and 4,05%, respectively.

(1)	The Argentine subsidiary Alto Paraná S.A. obtained a U.S.$ 250 million loan in order to redeem preferred equity shares. The loan is denominated in U.S. dollars, and has a variable interest rate of LIBOR plus a market spread. Interest payments are due semi-annually and principal is payable in five semi-annual payments, which begin December 12, 2006.

(2)	Alto Paraná owed an initial aggregate principal amount of U.S.$ 13 million and additional accrued interest payable to the Argentine government in respect of certain loans originally made by Banco Nacional de Desarrollo to Alto Paraná. These loans were originally covered by guarantees issued by the governments of other countries that sought reimbursement from the Argentine government for payment made under these guarantees. The Argentine government renegotiated its debt with the “Paris Club” countries and, pursuant to Resolution 40/95 issued by the Ministry of Economy and Public Works and Services, has extended these terms to the Argentine companies that originally incurred this debt, including Alto Paraná. According to their terms, those Governmental Obligations have been restructured to mature in installments between 1995 and 2008 and accrue interest at a contractual rate of LIBOR plus a spread of up to 0.625%.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

14.	LONG-TERM BANK BORROWINGS, continued

(3)	The Company obtained a U.S.$ 150 million loan in order to repay outstanding debt. The loan was denominated in U.S. dollars, and had a variable interest rate of LIBOR plus 0.85%. Interest payments were due semi-annually, while the loan principal was repayable in five semi-annual payments, which were to begin on February 7, 2006. The loan was prepaid in August 2004.

(4)	On August 3, 2004, the Company obtained a syndicated loan for U.S.$ 240 million with a group of banks lead by Citigroup, BBVA, Calyon and Dresdner Kleinwort Wasserstein. The credit is structured as a revolving facility, allowing the Company to borrow, prepay and borrow the committed amount again during the life of the credit facility. Funds will be used for debt refinancing and other corporate purposes.

The term of the credit is five years and the interest rate is LIBOR plus 0.275% if the outstanding amount is less than 50% of the facility, and LIBOR plus 0.30% if the outstanding amount is more than 50% of the facility.

(5)	The subsidiary Forestal Los Lagos S.A. obtained a U.S.$ 12 million loan in order to repay outstanding debt. The loan was denominated in U.S. dollars and had a variable interest rate of LIBOR plus 0.50%. Interest payments are due semi-annually while the loan principal is repayable in seven semi- annually payments, which begin on January 2, 2007.

(b)	Debt distribution

As of September 30, 2004 and 2005, long-term bank borrowings, including both the current portion and interest accrued, were denominated almost exclusively in U.S. dollars.

(c)	Maturity of long-term bank borrowings

As of September 30, 2005, the maturities of long-term bank borrowings payable were as follows:

Year	ThU.S.$
2006	56,415
2007	121,079
2008	187,399
2009 and thereafter	170,602

Total	535,495

The principal financial covenant contained in the instruments or agreements with respect to such long-term bank borrowings was as follows:

•	The interest coverage ratio must not be less than 2.0.

•	The ratio of debt to consolidated tangible net worth must not be higher than 1.2.

•	Consolidated net worth must not be less than U.S.$ 2,500 million.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

15.	INCOME TAXES

(a)	Taxable income

In accordance with Chilean law, the Company and each of its subsidiaries determine and pay tax on a separate basis and not on a consolidated basis.

On a consolidated basis, Arauco recorded charges for income taxes amounting to U.S.$90,709 thousand and U.S.$75,163 thousand for the periods ended September 30, 2004 and 2005, respectively. Furthermore, Arauco established provisions for U.S.$ 25 thousand as of September 30, 2004 and U.S.$90 thousand as of September 30, 2005, in accordance with Article 21 of the Income Tax Law. These amounts are shown in “Income tax payable,” net of monthly prepayments and training expenses.

The detail of income tax expense is as follows:

	As of September 30,
	2004 ThU.S.$	2005 ThU.S.$
Income tax	(90,709)	(75,163)
Adjustment to prior year’s tax expense	787	1,848
Provisions estimated in accordance with Article No. 21 of the Income Tax Law in Chile	(25)	(90)
Deferred income tax	(15,265)	(13,778)
Amortization of complementary accounts	(509)	(490)

Total Income Tax	(105,721)	(87,673)

(b)	Retained taxable earnings

Shareholders of Chilean corporations are entitled to a tax credit against tax due on dividend distributions to the extent of their allocable share of tax paid by the corporation on such earnings prior to distribution. The retained taxable earnings generated by the Company, along with the related tax credit, if any, that would be available to shareholders on distribution of such amounts, are presented below. Under Chilean tax law, dividend distributions must be made from earnings in years with available credits on a first-in, first-out basis. Remaining tax credits on undistributed earnings as of September 30, 2005 were as follows:

	Retained Earnings		Shareholders’
	With Credit ThU.S.$	Without Credit ThU.S.$	Tax Credit ThU.S.$
Balance as of December 30, 2003	43,799	1,106	8,655
Balance as of December 30, 2004	237,566	59,468	47,136

Total	281,365	60,574	55,791

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

15.	INCOME TAXES, continued

(c)	Deferred taxation

As explained in note 1(h), as of September 30, 2004 and 2005 Arauco recorded accumulated deferred taxes arising from temporary differences as follows:

	As of September 30, 2004
	Deferred tax assets		Deferred tax liabilities
	Current ThU.S.$	Long term ThU.S.$	Current ThU.S.$	Long term ThU.S.$
Allowance for doubtful accounts	2,065	139	—	—
Deferred revenues	2,508	2	—	—
Accrual for staff vacations	886	—	—	—
Production costs	—	—	8,105	—
Value difference and property, plant and equipment depreciation	—	—	282	106,434
Capitalized expenses	—	—	3,824	8,095
Obsolescence reserve	1,114	—	—	—
Debt issue and project expenses	—	—	—	2,604
Staff severance indemnities	1,761	651	—	—
Tax loss carry forwards	2,719	1,547	—	—
Property, plant and equipment valuation	—	31,748	—	14,393
Accrual for contingencies	405	—	—	—
Plant maintenance accrual	1,249	—	—	—
Argentine peso devaluation	2,183	2,087	—	—
Other	2,264	12	112	981
Leasing assets	—	529	230	578

Total	17,154	36,715	12,553	133,085

Complementary accounts, net of accumulated amortization (1)	(2,719)	(12,631)	—	(13,664)
Valuation provision	—	(6,192)	—	—

Total	14,435	17,892	12,553	119,421

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

15.	INCOME TAXES, continued

(c)	Deferred taxation, continued

	As of September 30, 2005
	Deferred tax assets		Deferred tax liabilities
	Current ThU.S.$	Long term ThU.S.$	Current ThU.S.$	Long term ThU.S.$
Allowance for doubtful accounts	2,141	149	—	—
Deferred revenues	589	44	—	—
Accrual for staff vacations	1,188	—	—	—
Production costs	—	—	6,710	—
Capitalized expenses	—	—	6,081	11,920
Value difference and property, plant and equipment depreciation	—	—	434	115,983
Staff severance indemnities	2,207	847	—	—
Debt issue and project expenses	—	—	—	2,814
Obsolescence reserve	605	—	—	—
Accrual for contingencies	418	—	—	—
Tax loss carry-forwards	4,652	17,683	—	—
Property, plant and equipment valuation	—	31,655	—	13,304
Plant maintenance accrual	1,814	—	—	—
Argentine peso devaluation	2,030	—	—	—
Other	5,230	503	719	1,488
Leasing assets	130	454	451	497

Total	21,004	51,335	14,395	146,006

Complementary accounts, net of accumulated amortization (1)	(2,719)	(14,119)	—	(15,285)
Valuation provision	—	(6,220)	—	—

Total	18,285	30,996	14,395	130,721

(1)	These accounts reverse over the same period as the timing differences that gave rise to them with an average of approximately 15 years.

16.	FORESTRY GRANTS

Forestry grants are included in shareholders’ equity under the account heading “Forestry and other reserves.” These grants are transferred to income at the time of sale of the related finished goods. The Company’s forestry subsidiaries received forestry grants of U.S.$1,093 thousand during the period ending September 30, 2004 and U.S.$48 thousand during the period ending September 30, 2005.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

17.	ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY

As of each period-end, Arauco had assets and liabilities denominated in local and foreign currencies. These assets and liabilities are shown at their U.S. dollar equivalent at each period-end.

		At September 30,
	Currency	2004 ThU.S.$	2005 ThU.S.$
Assets
Current Assets:
Cash and banks	U.S.$	7,908	1,622
Cash and banks	Ch$	3,208	1,964
Cash and banks	Ar$	3,144	5,834
Cash and banks	R$	721	1,925
Cash and banks	Other currencies	1,208	3,550
Time deposits and marketable securities	U.S.$	243,339	237,442
Time deposits and marketable securities	Ch$	132,662	20,761
Time deposits and marketable securities	R$	—	23,916
Time deposits and marketable securities	Euro	161,030	106,096
Trade accounts receivable	U.S.$	240,282	248,758
Trade accounts receivable	Ch$	27,449	35,820
Trade accounts receivable	Ar$	8,632	3,392
Trade accounts receivable	R$	—	29,340
Trade accounts receivable	Euro	5,716	10,588
Trade accounts receivable	Other currencies	6,845	3,206
Other accounts receivable	U.S.$	6,737	14,726
Other accounts receivable	Ch$	14,658	23,508
Other accounts receivable	Ar$	6,923	4,425
Other accounts receivable	Other currencies	327	5,212
Inventories	U.S.$	456,793	516,867
Inventories	Ch$	9,943	9,701
Other current assets	U.S.$	54,839	70,227
Other current assets	Ch$	53,901	46,438
Other current assets	Ar$	28,443	32,195
Other current assets	R$	238	2,783
Other current assets	Other currencies	3,961	3,486

Total current assets		1,478,907	1,463,782

Property, plant and equipment and other assets:
Property, plant and equipment	U.S.$	4,519,044	5,156,535
Property, plant and equipment	Ch$	29,280	49,855
Other assets	U.S.$	74,357	56,758
Other assets	Ch$	10,111	11,465
Other assets	Ar$	22,815	19,198
Other assets	R$	—	953
Other assets	Other currencies	15	23

Total property, plant and equipment and other assets		4,655,622	5,294,787

Total assets		6,134,529	6,758,569

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2005

Unaudited Notes of the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

17.	ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY, continued

		At September 30,
	Currency	2004 ThU.S.$	2005 ThU.S.$
Liabilities
Current liabilities:
Current bank borrowings	U.S.$	18,988	4,000
Current bank borrowings	Other currencies	—	—
Current bank borrowings	R$	—	494
Current portion of long-term bank borrowings	U.S.$	1,608	11,281
Current portion of bonds	U.S.$	186,031	20,524
Notes and trade accounts payable	U.S.$	59,909	32,364
Notes and trade accounts payable	Ch$	59,650	83,786
Notes and trade accounts payable	Other currencies	1,803	7,128
Notes and trade accounts payable	R$	—	3,695
Notes and trade accounts payable	Ar$	11,164	9,151
Other current liabilities	U.S.$	13,721	30,042
Other current liabilities	Ch$	46,903	45,093
Other current liabilities	Other currencies	3,108	794
Other current liabilities	R$	68	19,855
Other current liabilities	Ar$	31,242	10,763

Total current liabilities		434,195	278,970

Long-term liabilities:
Long-term bank borrowings	U.S.$	451,813	521,244
Long-term bank borrowings	R$	—	14,251
Bonds	U.S.$	1,282,500	1,682,500
Other long-term liabilities	U.S.$	5,945	4,158
Other long-term liabilities	Ch$	114,940	116,745
Other long-term liabilities	Other currencies	—	180
Other long-term liabilities	R$	—	36,896
Other long-term liabilities	Ar$	5,768	3,665

Total long-term liabilities		1,860,966	2,379,639

Total liabilities		2,295,161	2,658,609

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

18.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

	As of September 30,
Company	Relationship	2004 ThU.S.$	2005 ThU.S.$	Transaction
(a) Current assets
Cía. de Seguros Generales Cruz del Sur S.A.	Affiliate	1,049	63	Accounts receivable
Fundación Educacional Arauco	Affiliate	729	83	Accounts receivable
Eka Chile S.A.	Affiliate	1,580	2,358	Accounts receivable
Forestal del Sur S.A.	Affiliate	—	597	Accounts receivable

Total current assets		3,358	3,101

(b) Current liabilities
Compañía de Petróleos de Chile Copec S.A.	Affiliate of Shareholder	475	2,092	Accounts payable
Puerto de Lirquén S.A.	Afíliate	145	324	Accounts payable
Compañía Puerto de Coronel S.A.	Affiliate	324	410	Accounts payable
Abastible S.A.	Affiliate	33	34	Accounts payable
Servicios Corporativos Sercor S.A.	Affiliate	—	2	Accounts payable
Compañía de Turismo de Chile Ltda.	Affiliate	3	—	Accounts payable
Sigma Servicios Informáticos S.A.	Affiliate	1	2	Accounts payable

Total current liabilities		981	2,864

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

18.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES, continued

During the periods ended September 30, 2004 and 2005, Arauco had the following related party transactions that affected net income:

	Purchases (sales) Period ended September 30,
	2004 ThU.S.$	2005 ThU.S.$
(a) Compañía de Petróleos de Chile Copec S.A.:
Purchases of fuel	15,181	19,396
Other sales	(2)	(2)
Other purchases	—	1
(b) Puerto de Lirquén S.A.:
Port services	2,207	3,665
(c) Abastible S.A.:
Purchases of fuel	287	175
Other sales	—	203
(d) Compañía de Seguros Generales Cruz del Sur S.A.:
Direct insurance premiums	8,036	7,418
(e) Cía. Puerto de Coronel S.A:
Stockpiling services	4,285	4,257
(f) Portaluppi, Guzmán y Bezanilla Abogados Legal advice	435	794
(g) Eka Chile S.A.
Purchase of sodium chlorate	12,845	12,616
Engineering services	—	—
Electricity sale	(8,471)	(12,198)
Other sales	(24)	—
Other purchases	488	319
(h) Forestal del Sur S.A.
Purchase of wood and timber	—	2,593
Sales of chips	—	(3,868)
Administrative services	—	68
Purchase of assets	—	164
Other purchases	—	106
Received rent	—	(3)
Other sales	—	1

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS

Warranties

Full, unconditional and irrevocable warranty of the Company on behalf of its subsidiary Alto Paraná S.A., in relation to bonds (Títulos de Deuda) issued under the Financial Trust “Argentine Collateral Trust I” dated June 13, 2001 under the laws of the Republic of Argentina, for the amount of U.S.$ 250 million due on December 2008.

Binding bail of the Company on behalf of its subsidiary Arauco Generación S.A. in relation to the construction of a sodium chloride plant of Eka Chile S.A.

Trials or other legal proceedings

A)	The Company is involved in the following proceedings and legal actions regarding the operation of the Valdivia Plant:

1)	Through Exempt Resolution No. 0250 dated April 1, 2004, the Environmental Regional Commission (COREMA) opened an investigation in connection with some alleged violations of environmental regulations pursuant to Resolution of Environmental Description No. 279-1998 by the Valdivia Project.

The Company answered the charges before the Commission. Nevertheless, through Resolution No. 387 dated May 24, 2004, the Commission resolved, among other things, to (a) fine the Company 900 Monthly Fiscal Units (“UTM”) (1 UTM = Ch$ 31,010 as of September 30, 2005 for failure to comply with the terms and conditions set forth in Sections 2, 11, 12 and 13 of the Resolution of Environmental Description; (b) accept the measures proposed by the Company to mitigate the odor problem, establishing a schedule for the execution of such measures and (c) point out that the industrial waste fluids discharge system of the emergency system must comply with the Evaluating System of Environmental Impact (Law 19.300).

The aforementioned Resolution No. 387 was judicially appealed in the Civil Court of Puerto Montt on June 4, 2004, in connection with part of the fine mentioned in clause (a) above, and the Company paid 10% of the total claimed. The case is currently in progress.

2)	Pursuant to the Records of Inspection dated July 8, 2004 and finalized on July 15, 2004, Valdivia’s Department of Health Services began a Sanitary Indictment for the alleged emission of odors at the Valdivia Plant. On July 19, 2004, the Valdivia Plant filed its reply. Through Resolution 1775 dated December 17, 2004, Valvidia’s Department of Health Services resolved to fine Arauco 1,000 UTM and established some requirements to be fulfilled by the Company.

On December 27, 2004, Arauco judicially appealed the aforementioned Resolution in the First Civil Court of Valdivia. The matter is currently pending resolution.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

3)	Through Ordinance No. 61 dated March 31, 2004, the Director of Municipal Works of San José de la Mariquina informed to the Court of the Local Police that the Company did not have appropriate work approvals for certain buildings, leading to a proceeding, case No. 288-04.

Through a resolution dated April 5, 2004, the Court fined the Company Ch$502,699 thousand. However, on August 6, 2004, the Court of Appeals of Valdivia overturned that sentence and disqualified the judge from the case.

Through a resolution dated December 23, 2004, the Court of the Local Police of San José de la Mariquina fined the Company 13% of the total budget of the works, or Ch$326,754,632 for municipal benefit.

On January 14, 2005, the Company appealed the aforementioned resolution and on May 19, 2005, Valdivia’s Court of Appeal confirmed the sentence, but it reduced the fine to Ch$12,567,486. The Municipality of San José de la Mariquina filed a complaint against the resolution, which was rejected by the Supreme Court, thus confirming the Valdivia Court of Appeal sentence.

4)	Through Resolution No. 610 dated April 15, 2004 (of which the Company received notice on April 19, 2004), Valdivia’s Department of Health Services fined Arauco 1,000 UTM, due to odors at the Valdivia Plant. The Company appealed the fine in the appropriate Civil Court of Valdivia, case No. 1151-04, and the matter is currently in progress.

5)	Through Resolution No. 860 dated December 21, 2004, COREMA began sanction proceedings against the Company due to the discharge of refrigeration water at the Valdivia Plant, the disposal of solid waste, the accumulation of spills and the spilling of non-authorized effluents.

On January 11, 2005, Arauco filed its response, and through Resolution 182 dated March 15, 2005, COREMA resolved to sanction the Company with an 800 UTM fine. Arauco appealed that sanction on March 31, 2005 and paid 10% of the total claimed. The case is currently in progress.

6)	Through Resolution No. 17 dated January 18, 2005, COREMA began sanction proceedings against the Company due to an alleged increase in the capacity of the plant, an increase of additional discharge waters into the River Cruces, a lack of compliance with the quality and emission guidelines for fluid waste, a lack of compliance with the required measurement of TRS gas and a lack of compliance with other measurement parameters. The Company filed its appeal last January 31, 2005.

Through Resolution No. 197 dated March 18, 2005, COREMA decided to sanction the Company with a 1,400 UTM fine. Arauco appealed that sanction and paid the required percentage of the total claimed. The case is currently in progress.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

7)	Through Resolutions 3300 and 3301 dated December 20, 2004, the Superintendent of Sanitary Services began sanction proceedings against the Company due to the Company exceeding the guidelines of the Resolution on Environmental Description, approved by the Study of Environmental Impact regarding the total emission of phosphate and temperature.

Through Resolution 290 dated January 26, 2005, the Superintendent of Sanitary Services fined Arauco 200 UTM. This Resolution was judicially appealed on February 9, 2005 in the appropriate Civil Court of Santiago, which rejected the complaint. The resolution was appealed in the Appeal Court, and the matter is currently in progress.

8)	Several complaints have been filed with the Warranty Court of Valdivia, due to alleged violations in connection with the operations of the Valdivia Plant. All the complaints are being addressed through a single investigation. The complaints charge alleged violations set forth in Article 291 of the Penal Code, Article 136 of the Fishing Law and Article 38 of the National Monuments Law. The investigation is currently in progress in the appropriate District Attorney’s office.

9)	On April 27, 2005, the Federal Defense Committee filed an indemnity demand (case 746-2005) against the Company in the First Civil Court of Valdivia for environmental harm and indemnities. The Company filed its response, and the matter is currently in progress.

10)	Through Resolution No. 377 dated June 6, 2005, COREMA resolved to amend the Resolution on Environmental Qualification, which contained the environmental approval of the Valdivia Plant. The aforementioned amendment modified the Resolution on Environmental Qualification to require, within indicated periods, proposals and actions regarding the following: an alternative discharge system for fluid industrial waste into the Cruces River, a method for lowering the authorized production of 550,000 annual tons of kraft cellulose by 20% until all the measures and terms set forth by the Resolution are met, adjustments to the parameters for effluents regarding carrying capacity; an evaluation of the use of aluminum sulphate in the effluents treatment system, incorporation of new measures of control and monitoring, submission to COREMA of the findings of the investigations made by the Catholic University of Chile under the study called “Integral Study of the Black Neck Swan in the Santuario de la Naturaleza Carlos Anwandter; Ecological Context and Biodiversity,” the commitment of a financial contribution to a project that will be created based on a program presented by CONAF to COREMA for its approval and lastly, submission to COREMA of proof of the study ratifying that industrial waste fluids are not toxic.

On June 14, 2005, the Company filed an appeal of reversal and hierarchical subsidy in order for COREMA to reconsider its decision regarding the amendments to the Resolution.

The appeal of reversal was resolved on July 22, 2005, partially accepting what was appealed. The hierarchical appeal was revoked on August 18, 2005.

The appellate decisión favourably resolved to modify certain environmental requirements. The Company requested from COREMA a clarification of other aspects of the decision, which COREMA provided through Resolution No. 513 dated August 11, 2005.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

11)	Through Resolution No. 428 dated July 6, 2005, COREMA resolved to begin a sanction proceeding against the Valdivia Plant due to an alleged mishandling of waste disposed in the dumping site of the Valdivia Plant. The Valdivia Plant filed a response. Nevertheless, on September 5, 2005, COREMA fined Arauco 300 UTM.

12)	Through Resolution 1755 dated June 24, 2005, the Superintendent of Sanitary Services began a sanction proceeding against the Company for exceeding emissions standards regarding temperature, suspended solid waste, arsenic, total phosphorus, hexavalente chrome, molybdenum and nickel. On July 11, 2005, the Company filed its response to the Superintendent, and the matter is currently in progress.

B)	Arauco is subject to the following legal actions and proceedings affecting its Arauco Plant:

1)	On August 23, 2004, Arauco’s Department of Health Services began a sanitation investigation related to the aforementioned turpentine spill. Through a Resolution dated November 8, 2004, Arauco’s Department of Health Services resolved to fine the Company 1,000 UTM.

This Resolution was judicially appealed on November 17, 2004 before the Court of Lebu, and is currently pending resolution.

2)	Through a Fiscal Decision dated October 15, 2004, the Navy Administrative Authority of Talcahuano decided that, due to the aforementioned turpentine spill, the Company should be fined an amount equivalent to 5,000 gold pesos, which was confirmed through Resolution 12655/130, dated September 15, 2005.

3)	Through a Fiscal Decision dated January 3, 2005, supplemented by a Fiscal Decision dated April 25, 2005, the Navy Administrative Authority of Talcahuano decided that, due to the industrial waste fluids discharge of October 13, 2004, the Company should be fined an amount equivalent to 7,500 gold pesos, which was confirmed through Resolution 12655/129, dated September 15, 2005.

4)	On June 7, 2005, individuals and associations related to small-scale fishers in Laraquete and Arauco filed a criminal complaint in Warranty Court for violation of Article 136 of the Fishing Law relating to potential harm to the fishing resources in the area of the Arauco Plant. The investigation is in progress in the District Attorney’s office.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

C)	Arauco is subject to the following legal actions and proceedings affecting its Itata Forestry Industrial Complex:

1)	Through Resolution No. 17 dated January 12, 2005, COREMA filed proceedings against the Company applying sanctions against the Itata Forestry Industrial Complex. The Company filed an appeal on February 16, 2005 and the matter is currently pending resolution.

2)	In January 2005, Deputy Mr. Alejandro Navarro Brain filed a proceeding in Warranty Court. The filing was in connection with the discharge of polluting substances into the Velenunque Estuary by the Itata Forestry Industrial Complex, allegedly taking place on December 31, 2004. The charge is for a violation of Article 291 of the Penal Code. The Public Ministry, after a four-month investigation, decided to declare itself incompetent, sending the case to the Quirihue District Attorney’s office, and their investigation is still pending resolution.

3)	On April 8, 2005, several appeal claims were filed against the Resolution on Environmental Qualification of the Project of New Works and Updates of the Itata Forestry Industrial Complex, which had been approved on March 10, 2005. The aforementioned appeals were filed by individuals who participated in the development of the Study on Environmental Impact, with the participation of citizens. On May 4 and May 31, 2005, respectively, the Company and the Regional Environmental Commission of the Eighth Region informed the public about the appeals, which are currently in progress.

4)	Regarding the Company’s subsidiary Paneles Arauco S.A., through Resolution No. 18 dated January 12, 2005, COREMA for the Eighth Region of Chile filed sanction proceedings against the Company regarding its panel plant located next to Itata’s Forestry Industrial Complex. The Company has filed an appeal, which is currently pending resolution.

The Company is not currently involved in any other court proceedings or any other legal actions that could significantly affect its financial, economic or operational conditions.

Other contingencies

The Electricity and Fuel Superintendent imposed sanctions on Arauco’s subsidiary Arauco Generación S.A. for alleged deficiencies in the Central Interconnected System. Arauco Generación S.A. is appealing these sanctions in the Court of Justice and with the Superintendent, and the matter is currently pending resolution. The amounts of the fines in question reach Ch$269,438 thousand, and have been recorded in the consolidated financial statements.

As of September 30, 2005, the Company was not involved in any other court proceedings or any other legal actions that could significantly affect its financial, economic or operational conditions.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

Restrictions

Due to the liabilities presented in the categories of banks borrowings and bonds, there are certain financial restrictions with which Arauco must comply. Non-compliance could result in these debts becoming fully payable upon demand.

The minimum financial restrictions are:

(i) the ratio of debt to consolidated tangible net worth must not be greater than 1.2;

(ii) consolidated net worth must not be less than U.S.$ 2,500 million; and

(iii) the interest coverage ratio must not be less than 2.0.

Arauco’s Argentine subsidiary Alto Paraná S.A., due to its obligations with JPMorgan Chase (Argentine Collateral Trust), must comply with the following ratios:

(i) the total financial liabilities (excluding JPMorgan Chase’s debt) must not be greater than 65% of its assets plus the debt with JPMorgan Chase; and

(ii) the ratio between EBITDA and excluded interests generated by the debt with JPMorgan Chase cannot be less than 1.75.

Both Arauco and its subsidiary Alto Paraná S.A. have complied with these restrictions as of September 30, 2005.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

20.	SHAREHOLDERS’ EQUITY

The movements in the capital and reserve accounts for each of the periods ended September 30, 2004 and 2005 are as follows:

September 30, 2004	Paid-in capital ThU.S.$	Share premium ThU.S.$	Forestry and other reserves ThU.S.$	Retained earnings from prior years ThU.S.$	Interim dividends ThU.S.$	Net Income for the period ThU.S.$	Total ThU.S.$
Balance as of December 31, 2003	347,551	5,625	1,483,076	1,433,461	(65,221)	409,192	3,613,684
Prior year income allocation	—	—	—	409,192	—	(409,192)	—
Dividends paid	—	—	—	(156,133)	65,221	—	(90,912)
Forestry reserve	—	—	(125,986)	—	—	—	(125,986)
Forestry reserve of consolidated subsidiaries to subsidiaries	—	—	(2,342)	—	—	—	(2,342)
Conversion adjustment related to subsidiaries	—	—	(55)	—	— —	—	(55)
Net income for the period	—	—	—	—	—	438,484	438,484

Balance as of September 30, 2004	347,551	5,625	1,354,693	1,686,520	—	438,484	3,832,873

September 30, 2005	Paid-in capital ThU.S.$	Share premium ThU.S.$	Forestry and other reserves ThU.S.$	Earnings from prior years ThU.S.$	Interim dividends ThU.S.$	Net Income for the period ThU.S.$	Total ThU.S.$
Balance as of December 31, 2004	347,551	5,625	1,459,746	1,686,520	(86,833)	590,444	4,003,053
Prior year income allocation	—	—	—	590,444	—	(590,444)	—
Dividend paid	—	—	—	(225,895)	86,833	—	(139,062)
Forestry reserve	—	—	(131,212)	—	—	—	(131,212)
Forestry reserve of consolidated subsidiaries to subsidiaries	—	—	(1,495)	—	—	—	(1,495)
Conversion adjustment related to subsidiaries	—	—	5,912	—	—	—	5,912
Net income for the period	—	—	—	—	—	350,682	350,682

Balance as of September 30, 2005	347,551	5,625	1,332,951	2,051,069	—	350,682	4,087,878

The number of shares authorized, issued and outstanding as of September 30, 2004 and 2005 was 113,152,446. The Company’s shares are of a single series without a fixed nominal value.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

21.	OTHER NON-OPERATING INCOME

Other non-operating income was as follows:

	As of September 30,
	2004 ThU.S.$	2005 ThU.S.$
Reimbursement of customs duties	3,478	3,294
Rental income	92	511
Insurance recoveries	299	731
Gain on sale of energy	105	—
Sale of materials and others	63	68
Reverse on sale expense provision of the previous year	5	—
Inventory adjustment	155	—
Other income	1,342	2,177
Gain on sale of fixed assets	—	371

Total other non-operating income	5,539	7,152

22.	OTHER NON-OPERATING EXPENSES

Other non-operating expenses were as follows:

	As of September 30,
	2004 ThU.S.$	2005 ThU.S.$
Other services and fees	11	9
Other depreciation and amortization	414	435
Write-off of damaged forest	619	189
Donations	231	200
Project expenses	1,819	1,229
Provision for uncollectible accounts receivable	211	391
Legal expenses	71	101
Taxes	2,684	3,919
Loss on sale of fixed assets	1,334	—
Sales expenses adjustment for the previous year	—	1,761
Other expenses	902	2,540
Indemnities	—	27

Total other non-operating expenses	8,296	10,801

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

23.	MINORITY INTEREST

The equity value corresponding to the minority shareholders’ interest in the Company’s subsidiaries was as follows:

	As of September 30,
	2004 ThU.S.$	2005 ThU.S.$
Alto Paraná S.A.	195	187
Forestal Arauco S.A.	1,673	1,691
Forestal Cholguán S.A.	4,406	4,633
Controladora de Plagas Forestales S.A.	221	237
Forestal Los Lagos S.A.	—	5,334

Total	6,495	12,082

Income corresponding to the minority shareholders’ interest in the Company’s subsidiaries was as follow:

	As of September 30,
	2004 ThU.S.$	2005 ThU.S.$
Alto Paraná S.A.	(16)	(13)
Forestal Arauco S.A.	(75)	(70)
Forestal Cholguán S.A.	(156)	(152)
Controladora de Plagas Forestales S.A.	(20)	(28)
Forestal Los Lagos S.A.	—	(44)

Total	(267)	(307)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

24.	SANCTIONS

From the Chilean Securities Commission

During the period ended September 30, 2005, neither the Company nor any of its Directors or Executives has received sanctions from the Chilean Securities Commission.

Through Exempt Resolution No. 196 dated April 22, 2004, the Chilean Securities Commission levied a sanction of 15 UF against the Company for not submitting a list of shareholders as of March 31, 2004.

From other administrative authorities

Sanctions received during 2005:

a)	The Company

1)	Through Resolution No. 860 dated December 21, 2004, COREMA began sanction proceedings against the Company due to the discharge of refrigeration water at the Valdivia Plant, the disposal of solid waste, the accumulation of spills and the spilling of non-authorized effluents.

On January 11, 2005, Arauco filed its response, and through Resolution dated March 15, 2005, COREMA resolved to sanction the Company with an 800 UTM fine. Arauco appealed that sanction on March 31, 2005, previous payment of 10% of the total claimed. The case is currently in progress.

2)	Through Resolution No. 17 dated January 18, 2005, COREMA began sanction proceedings against the Company due to an alleged increase in the capacity of the plant, an increase of additional discharge waters into the River Cruces, a lack of compliance with the quality and emission guidelines for fluid waste, a lack of compliance with the required measurement of TRS gas and a lack of compliance with other measurement parameters. The Company filed its appeal last January 31, 2005.

Through Resolution No. 197 dated March 18, 2005, COREMA decided to sanction the Company with a 1,400 UTM fine. Arauco appealed that sanction, previous payment of 10% of the total claimed. The case is currently in progress.

3)	Through Resolutions 3300 and 3301 dated December 20, 2004, the Superintendent of Sanitary Services began sanction proceedings against the Company due to the Company exceeding the guidelines of the Resolution on Environmental Description, approved by the Study of Environmental Impact regarding the total emission of phosphate and temperature.

Through Resolution 290 dated January 26, 2005, the Superintendent of Sanitary Services fined Arauco 200 UTM. This Resolution was judicially appealed on February 9, 2005 in the appropriate Civil Court of Santiago, the matter is currently in progress.

4)	Through a Fiscal Decision dated January 3, 2005, supplemented by a Fiscal Decision dated April 25, 2005, the Navy Administrative Authority of Talcahuano decided that, due to the industrial waste fluids discharge on October 13, 2004, the Company should be fined an amount equivalent to 7,500 gold pesos which was confirmed, through Resolution 12655/129, dated September 15, 2005, by the Navy Administrative Authority.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

24.	SANCTIONS, continued

5)	Through Resolution No. 17 dated January 12, 2005, COREMA filed proceedings against the Company applying sanctions against the Itata Forestry Industrial Complex, due to certain differences in capacity, size and other features of some units of the complex as compared to those established by the original Resolution of Environmental Qualification authorizing the construction. The Company filed an appeal on February 16, 2005. Nevertheless, through Resolution 256 dated September, 13, 2005 Arauco was fined 200 UTM.

6)	Through Resolution No. 292 dated May 2, 2005, COREMA resolved to begin sanction proceedings against the Valdivia Plant for alleged violations of the parameters for industrial fluid waste. On May 13, 2005, the Company filed its response. Through resolution No. 378, dated June 7, 2005, COREMA resolved to sanction the Company with a fine equivalent to 200 UTM.

7)	Through Resolution No. 428 dated July 6, 2005, COREMA resolved to begin a sanction proceeding against the Valdivia Plant due to an alleged mishandling of waste disposed in the dumping site of the Valdivia Plant. The Valdivia Plant filed its response. Nevertheless, COREMA fined the Company 300 UTM on September 5, 2005.

8)	Through Resolution No. 1755 dated June 24, 2005, the Superintendent of Sanitary Services began a sanction proceeding against the Company for exceeding emissions standards regarding temperature, suspended solid waste, arsenic, total phosphorus, hexavalente chrome, molybdenum and nickel. On July 11, 2005, the Company filed its response to the Superintendent, and the matter is currently in progress.

9)	Through Resolution No. 12.655/130 dated September 15, 2005, the Navy Administrative Authority fined the Company an amount equivalent to 5,000 gold pesos due to a turpentine spill, which took place on August 23, 2004 at the Arauco Plant.

b)	Arauco Generación S.A.

Through Exempt Resolution No. 1114 dated June 30, 2005 (notified to the Company on July 6, 2005) the Commission of Electricity and Fuels imposed a 70 Annual Tributary Units (“UTA”) (U.S.$49 thousand at the exchange rate as of September 30, 2005) fine on Arauco’s subsidiary, Arauco Generación S.A., for an interruption of the electricity supply which affected the Central Interconnected System from Curico to Taltal on Friday, November 7, 2003. Arauco Generación S.A. is appealing the fine.

c)	Paneles Arauco S.A.

Regarding the Company’s subsidiary Paneles Arauco S.A., through Resolution No. 18 dated January 12, 2005, COREMA for the Eighth Region of Chile filed sanction proceedings against the Company regarding its panel plant located next to Itata’s Forestry Industrial Complex. The Company has filed an appeal. Nevertheless, through Exempt Resolution No. 257 dated September 13, 2005, COREMA resolved to sanction Arauco with a warning.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

24.	SANCTIONS, continued

Sanctions received during 2004:

a)	The Company

1)	On April 6, 2004, in Resolution 554, the Health Board of Valdivia fined the Company 100 UTM for excessive noise levels at the Valdivia Plant. The Company paid the fine within the required legal period.

2)	On April 15, 2004, in Resolution 610, the Health Board of Valdivia fined the Company 1,000 UTM for the emission of odors at the Valdivia Plant. The Resolution was appealed to the Civil Court of Valdivia and is currently pending. The fine had been paid previously.

3)	On April 2, 2004 in case No. 288-2004, the Court of the Local Police of San José de la Mariquina, due to the lack of definite completion of the construction work at the Valdivia Plant, fined the Company $502,699,434 (U.S.$950 thousand at the exchange rate as of September 30, 2005). An appeal was filed with the Court of Appeals of Valdivia. On May 19, 2005, the Court of Appeals affirmed the lower court’s sentence, but reduced the fine to $12,567,486. The Municipality of San José de la Mariquina filed a complaint against the resolution which was dismissed by the Supreme Court. Thus, the reduction of the fine established by the Court of Appeals was confirmed.

4)	The Regional Environmental Commission, in Resolution 387, dated May 24, 2004, fined the Company 900 UTM for the non-fulfilment of norms and conditions established by the Evaluating System of Environmental Impact. The Resolution was appealed in the Civil Court of Puerto Montt on June 4, 2004. 10% of the total amount of the fine had been cancelled previously.

5)	In a resolution dated September 14, 2004 of case No. 298-04, the Police Tribunal of San José de la Mariquina charged the Company a fine of Ch$14,203,119 for functioning without a municipal license.

6)	In a resolution dated September 13, 2004 (of which the Company was notified on October 14, 2004), the Department of Municipal Works of San José de la Mariquina fined the Company Ch$31,847,593 and Ch$133,553,287 respectively, for the construction of ten buildings without a construction permit and for the existence of an additional building without municipal approval. On October 20, 2004 the Company filed an appeal against the aforementioned sanctions. The Court of Appeals of Valdivia, through resolution dated December 1, 2004 reduced the fines from 20% to 0.5% of the budget, such that the fines were reduced to $796,190 and $3,338,832, respectively.

7)	Related to the Itata Forestry Industrial Complex., in Exempt Resolution No. 169, dated August 13, 2004, the National Environmental Commission, through its Regional Commission of Bío Bío, sanctioned the Company for lack of compliance with the standards required by the Resolution of Environmental Qualification authorizing the construction of the complex. The sanction, of which the Company was notified on August 30, 2004, includes one warning and six fines, for a total of 1600 UTM. The company has not filed an appeal.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

24.	SANCTIONS, continued

b)	Arauco Generación S.A.

The Commission of Electricity and Fuels, in Exempt Resolution No. 809 dated April 27, 2004, imposed a fine of 70 UTA (U.S.$49 thousand at the exchange rate as of September 30, 2005) on Arauco Generación S.A. in its capacity as a member company of the Load Economic Dispatch Center – Central Interconnected System, for not coordinating to preserve the safety of the electric system, as found in the Central Interconnected System’s investigation of the general failure that occurred on January 13, 2003. The Commission found the failure to constitute a violation of Article 81, No. 1, of D.F.L. No. 1, of the Mining Ministry dated 1982. This Article is complementary to and further develops Article 165 of D.S. No. 327, 97, of the Mining Ministry, in connection with Article 172, letter h (for lack of coordination in the disconnection of consumption charges, as well as other necessary measures to be applied by the members of the electric system subject to coordination to preserve the safety of the global service of the electric system), Article 183 (for lack of coordination in the operation of their joint system and each one of the generating units and transporting lines in real time) and Article 185 (for lack of coordination of the operation of the generating units, transporting lines and interconnecting transformers in the event of unforeseen circumstances). As provided under Article 15, of Law No. 18.410, each reference to a generalized failure of the electric system constitutes a very serious violation. The fine is currently being appealed.

25.	BOND ISSUE COSTS

Arauco amortizes costs related to the issuance of bonds on a straight-line basis over the term of the bonds.

The charges to income related to such amortizations for the periods ended September 30, 2004 and 2005 were U.S.$2,166 thousand and U.S.$2,379 thousand, respectively, which amounts are reflected in the statement of income under the heading “Interest Expense” on the consolidated statements of income. The costs recorded for each year are shown below.

	As of September 30,
	2004 ThU.S.$	2005 ThU.S.$
Stamp tax	5,581	4,520
Underwriters commission	5,101	5,760
Rate insurance commission	107	37
Risk evaluation	63	51
Accounting advice	17	12
Printing costs	90	75
Legal advice	455	1,784
Repayment of bonds	3,262	2,823
Other	192	229

Total bond issue costs	14,868	15,291

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

September 30, 2005

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

26.	CASH FLOW

According to regulations established in Circular No. 1312 by the Chilean Securities Commission, the following describes financing or investing activities that will require future cash flows.

Investment Flows	Currency	Amount	Affected Flow
Purchase of fixed assets	U.S.$	36,20 million	2005
Nueva Aldea (formerly named the Itata Mill)	U.S.$	118,90 million	2005
construction project		169,20 million	2006

27.	ENVIRONMENTAL

The following current and future expenditures related to the improvement of or investment in product processes designed to protect the environment were made during the period ended September 30, 2005.

•	Activities of monitoring, analysis and treatments of gases and effluents. Spent: U.S.$6,389 thousand (U.S.$ 3,575 thousand in 2004). Estimated future cost: U.S.$ 20,824 thousand (U.S.$ 1,126 thousand in 2004).

•	Payment related to environmental protection as a consequence of the Nueva Aldea Project (formerly named the Itata Mill project). Spent: U.S.$ 14,190 thousand. Estimated future cost: U.S.$9,489 thousand.

•	Project to improve the evacuation of water and effluent treatment of the Paneles Mill. Spent: U.S.$214 thousand. Estimated future cost: U.S.$ 66 thousand.

The Company’s subsidiaries Forestal Celco S.A., Forestal Cholguán S.A., Bosques Arauco S.A. and Forestal Valdivia S.A. are implementing an environmental system regulated under a certification process under rule ISO 14.001. Between January 1 and September 30, 2005 these subsidiaries paid U.S.$167 thousand (U.S.$ 130 thousand in 2004) in relation to the system and anticipate that an additional U.S.$ 70 thousand (U.S.$ 73 thousand in 2004) will be spent.

28.	SUBSEQUENT EVENTS

No events have occurred since September 30, 2005 and up to the filing of these financial statements that may affect significantly the financial situation of Arauco.

Robinson Tajmuch V.	Matías Domeyko C.
Controller	Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A. (Registrant)

Date: November 4, 2005	By:	/s/ MATIAS DOMEYKO C.
	Name:	Matías Domeyko Cassel
	Title:	Chief Executive Officer

Press Release

October 26th, 2005

Arauco

Celulosa Arauco y Constitución S.A., 2005 third quarter results.

- Arauco's consolidated sales as of September 30, 2005 increased 14.9% compared to the same period in 2004, reaching US$1.74 billion.

- Arauco's cumulative consolidated EBITDA for the first three quarters of 2005 reached US$698 million, a decrease of 5.4% compared to the same period of 2004.

- Arauco's net consolidated Income as of September 30, 2005 decreased a 20.0% compared to the same period of 2004, reaching US$351 million, primarily as a result of a decrease in operating income and an increase in interest expense.

- The 2005 consolidated third quarter EBITDA reached US$209.4 million, a 13.7% decrease from the second quarter.

KEY FIGURES

US$ Millon	Q3 2004	Q2 2005	Q3 2005	Var. %	Q1-Q3 2004	Q1-Q3 2005	Var. %
Sales	575	582	609	4.6%	1,516	1,743	14.9%
Operating Margin	324	298	291	-2.5%	882	885	0.4%
Operating income	232	185	152	-17.8%	615	531	-13.6%
EBITDA	278	243	209	-13.7%	737	698	-5.4%
Net income	172	123	102	-17.4%	438	351	-20.0%
Net Financial Debt	1,388	1,920	1,852	-3.6%	1,388	1,852	33.4%
Capitalization	5,774	6,505	6,343	-2.5%	5,774	6,343	9.8%
EBITDA Margin	48.4%	41.7%	34.4%		48.6%	40.0%	
ROCE	13.5%	9.8%	7.9%		12.1%	9.6%	

* EBITDA = Operating Income + Depreciation + Stumpage
** Capitalization = Financial Debt + Equity

Celulosa Arauco y Constitución S.A.

2 CONSOLIDATED INCOME STATEMENT ANALYSIS
5 CONSOLIDATED BALANCE SHEET ANALYSIS
7 FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT ANALYSIS

Arauco’s consolidated sales as of September 2005 reached US$1.74 billion, a 14.9% increase compared to the same period of 2004. The increase in consolidated sales resulted from an increase in sales of panels and sawn timber stemming from the commencement of operations of a new plywood mill and sawmill at the Nueva Aldea complex, as well as the consolidation of revenues from our March 2005 acquisition in Brazil.

The cumulative 2005 third quarter breakdown of sales income by product is presented in Figure 1.

On the third quarter of 2005, sales revenues reached US$609 million, a 4.6% increase over the previous quarter and a 5.9% over the third quarter of 2004. The increase registered between the second and third quarter 2005 was the result of higher panel sales, partially offset by lower sales from pulp and sawmill products (Figure 2).

Panel sales increased 26.4% compared to the previous quarter, totalling US$150 million. This was mainly due to the acquisition of assets in Brazil, increased production arising from the start of operations of the Nueva Aldea Plywood Mill and a 3.6% increase in the average price of panels.

Pulp sales reached US$245 million during the third quarter 2005, a 3.2% decrease compared to the previous quarter. This decrease was due mainly to the stoppage of operations of the Valdivia plant during July and an average sale price decrease of 3.4% during the third quarter compared to the second quarter.

Sawmill sales reached US$168 million during the third quarter of 2005, a 2.8% decrease compared to the second quarter. This variation was principally due to a decrease in average sales prices caused by an increase in supply and a change in the sale mix during this period. This effect was partially offset by an increase in sales volume of sawn timber products of 12.4% with respect of the second quarter of 2005.

2

CONSOLIDATED INCOME STATEMENT ANALYSIS

Pulp production for the first three quarters of 2005 decreased 4.2% compared to the same period of 2004, mainly due to the stoppage of operations of the Valdivia pulp mill in January and July.

The start of operations of the Nueva Aldea plywood mill and sawmill and the acquisition of assets in Brazil led to a 72.4% increase in panel production and a 6.0% increase in sawmill production during the first nine months of 2005 compared to the previous year.

Production during the third quarter of 2005 increased 8.4% in panels, decreased 6.0% in sawn timber products and decreased 11.2% in pulp, as compared with the second quarter of 2005 (Figure 3).

Operating costs increased 12.0%, from US$284.3 million during the second quarter of 2005 to US$318.3 million during the third quarter of 2005. Primarily as a result of an increase in sales volume, an increase in maintenance costs and the appreciation of the Chilean peso with respect of the US dollar.

Selling and administrative expenses increased a 22.9% during the third quarter of this year due the appreciation of the Chilean peso with respect of the US dollar, an increase in production volumes and an increase in shipping costs resulting from higher oil prices.

Consolidated third quarter EBITDA decreased 13.7%, from the second quarter reaching US$209.4 million, primarily as a result of a decrease in pulp and forestry EBITDA, which was partially offset by an increase in sawn timber EBITDA (Figure4).

3

CONSOLIDATED INCOME STATEMENT ANALYSIS

Third quarter interest expense decreased 1.0% compared to the second quarter of 2005, but increased 4.2% compared to the third quarter of 2004. The increase with respect of the third quarter of 2004 was primarily the result of an increase in Arauco indebtedness as a result of a US$240 million revolving credit issuance in August and a US$400 million bond issuance in April 2005. Interest expense also increased as a result of the consolidation of debt of Arauco’s purchase of LD Forest Products S.A. and of Placas do Paraná S.A., in Brazil (Figure 5).

Consolidated Net income for the third quarter of 2005 reached US$102 million, a decrease of 17.4% when compared to the previous quarter of 2005. Both sales and costs increased in the third quarter of 2005, primarily as a result of higher sales volume and the increase in unit costs. Non-operating income increased as a result of an increase in interest income during the third quarter of 2005, which was primarily the result of our higher average cash balance and short-term investment position during this period (Figure 6).

4

CONSOLIDATED BALANCE SHEET ANALYSIS

Current assets decreased 9.7% compared to the second quarter of 2005. This was mainly the result of a decrease in Cash & Equivalents due to the payment at maturity of a US$175 Yankee Bond due September 15, 2005.

Fixed assets increased 0.6% in the third quarter compared to the second quarter of 2005.

Liabilities decreased a 6.3% during the third quarter of 2005 compared to the second quarter of 2005 due mainly to the US$175 million bond payment.

Arauco’s stockholders equity at the end of the third quarter of 2005 reached US$4.09 billion, increasing 1.5% compared to the second quarter of 2005.

FINANCIAL DEBT

US$ million	Q3 2004	Q2 2005	Q3 2005
Short term Debt	19.4	7.1	4.5
Short-term portion of long-term debt	187.6	238.5	32.3
Long term financial debt	1,734.3	2,230.4	2,218.0

TOTAL FINANCIAL DEBT	1,941.3	2,476.0	2,254.8

Cash & equivalents	553.2	556.0	403.1

NET FINANCIAL DEBT	1,388.1	1,920.0	1,851.7

5

CONSOLIDATED BALANCE SHEET ANALYSIS

Main Financial Ratios of Arauco:

	Q1-Q3/04		Q1-Q3/05
FINANCIAL ANALYSIS
Profitability
Gross margin	58.1%		50.8%
Operating margin	40.6%		30.5%
EBITDA margin	48.6%		40.0%
ROA (EBIT / Average Total Assets)	13.8%		11.2%
ROCE (EBIT (1 - tax rate) / Average Total Capitalization)	12.1%		9.6%
ROE (Net Income / Average Equity)	15.7%		12.0%
Leverage
Interest Coverage Ratio (EBITDA / Net Interest)	10.9	x	7.5	x
Interest Coverage Ratio (EBITDA / Gross Interest)	8.6	x	6.1	x
Average Financial Debt / EBITDA	1.9	x	2.4	x
Total financial debt / Total Capitalization	33.6%		35.5%
Net financial debt / Total Capitalization	24.0%		29.2%
Total financial debt / Equity	50.6%		55.2%
Net financial debt / Equity	36.2%		45.3%

DISCLAIMER

Figures for the Arauco’s operations in Chile and its consolidated international operations were prepared in accordance with Chilean generally accepted accounting principles (Chilean GAAP).

This news release may contain forward-looking statements concerning Arauco’s future performance and should be considered as good faith estimates by Arauco. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Arauco’s control, that could materially impact Arauco’s actual performance. Readers are referred to the documents filed by Arauco with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Arauco on the date hereof, and the Arauco assumes no obligation to update such statements.

References herein to “US$” are to United States dollars.

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FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

US$ Million	Q1-Q3/04	Q1-Q3/05
Net Sales	1,516.2	1,742.7
Cost of sales	(634.5)	(857.3)

Gross margin	881.7	885.4

Selling and administrative expenses	(266.8)	(354.2)

Operating income	614.9	531.2

Interest Income	18.5	22.6
Income on investments in related companies	3.6	6.0
Other non operating income	5.5	7.2
Loss on investments in related companies	0.0	0.0
Goodwill Amortization	(2.7)	(2.6)
Interest expense	(86.0)	(115.2)
Other non operating expenses	(8.3)	(10.8)
Price level restatements	0.2	0.5
Foreign exchange gain (loss)	(5.5)	(4.0)

Non-operating result	(74.7)	(96.5)

Income before income taxes and extraordinary items	540.2	434.7

Income taxes	(105.7)	(87.7)
Extraordinary Items	0.0	0.0

Income before minority interest	434.4	347.0

Minority interest	(0.3)	(0.3)

Net income after minority interest	434.2	346.7

Negative goodwill amortization	4.3	4.0

Net income for the period	438.5	350.7

EBITDA	737.5	697.6

For more detail on the Financial Statements, please refer to www.svs.cl or www.arauco.cl

7

FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

US$ Million	Q1-Q3/04	Q1-Q3/05
Cash & equivalents	553.2	403.1
Accounts receivable	288.9	331.1
Inventories	466.7	526.6
Other current assets	170.0	203.0

Total Current Assets	1,478.9	1,463.8

Total Fixed Assets	4,548.3	5,206.4

Total Other Assets	107.3	88.4

TOTAL ASSETS	6,134.5	6,758.6

Short term debt	207.0	36.8
Accounts payable	132.5	136.1
Other current liabilities	94.6	106.0

Total Current Liabilities	434.2	279.0

Long-term notes	451.8	535.5
Long-term bonds	1,282.5	1,682.5
Other long term liabilities	126.7	161.6

Total Long Term Liabilities	1,861.0	2,379.6

Minority Interest	6.5	12.1

Total Shareholder’s Equity	3,832.9	4,087.9

TOTAL LIABILITIES & SHAREHOLDER’S EQUITY	6,134.5	6,758.6

For more detail on the Financial Statements, please refer to www.svs.cl or www.arauco.cl

8

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CASH FLOWS

US$ Million	Q1-Q3/04	Q1-Q3/05
Net income (loss) for the period	438.5	350.7
Results on sales of assets	1.3	(0.4)
Charges (credits) to income not affecting cash flow	125.1	161.5
Changes in assets, affecting cash flow	(257.7)	(106.0)
Changes in liabilities, affecting cash flow	220.9	198.5
Profit (loss) of minority interest	0.3	0.3

Net cash provided by (used in) operating activities	528.3	604.5

Debt issuance	266.0	558.9
Debt repayment	(198.5)	(321.6)
Other financing cash flow	(86.9)	(139.3)

Net cash provided by (used in) investing activities	(19.3)	98.0

Capital Expenditures	(467.0)	(675.7)
Other investment cash flow	(11.2)	35.8

Net cash provided by (used in) financing activities	(478.2)	(639.8)

Total positive (negative) cash flow of the period	30.9	62.6

Effect of inflation on cash and cash equivalents	(6.8)	(10.9)

Net increase (decrease) in cash and cash equivalents	24.1	51.8

Cash and cash equivalents at beginning of the period	550.1	356.6

Cash and cash equivalents at end of the period	574.1	408.4

For more detail on the Financial Statements, please refer to www.svs.cl or www.arauco.cl

9